Exhibit 2.1

30 April 2006 AGREEMENT FOR THE SALE AND PURCHASE OF THE ENTIRE ISSUED SHARE CAPITAL OF TRAVELEX MONEY TRANSFER LIMITED (1) TRAVELEX LIMITED (2) COINSTAR, INC. (3) TRAVELEX GROUP LIMITED

SCHEDULE 2
Warranties
Part 1: General	36
Part 2: Accounts, Financial, Banking and Current Trading	39
Part 3: Compliance and Litigation	42
Part 4: Contracts	45
Part 5: Assets	48
Part 6: Property	49
Part 7: Pensions	51
Part 8: Employment	53
Part 9: Intellectual Property	56
Part 10: Information Technology	58
Part 11: Environmental	60

SCHEDULE 3
Taxation	61
Part 1: Tax definitions and interpretation	61
Part 2: Tax Warranties	68
Part 3: Tax Covenant	73
Part 4: Miscellaneous, including exclusions and limitations, conduct of claims and payments	78

SCHEDULE 4
Properties	86

SCHEDULE 5
Limitations on Seller’s Liability	88

SCHEDULE 6
NOT USED	94

SCHEDULE 7
Escrow Funds	95

SCHEDULE 8
Transfer Conditions	99

SCHEDULE 9
Completion Accounts	100
Part 1: Preparation of Completion Accounts and Consideration Adjustment	100
Part 2: Working Capital	105
Part 3: Completion Statement	106

APPENDIX 1	108
French Sale Agreement	108

APPENDIX 2	109
Italian Sale Agreement	109

APPENDIX 3	1
Pro-forma Completion Accounts	1

Agreed Form Documents

Transitional Services Agreement

Escrow Instruction Letter

Trade Mark Agreement

THIS AGREEMENT is made on 30 April 2006

BETWEEN:

(1)	TRAVELEX LIMITED, a company incorporated in England and Wales (registered number 4001915) whose registered office is at 65 Kingsway, London WC2B 6TB (the “Seller”);

(2)	COINSTAR, INC., a company incorporated in the State of Delaware, United States of America whose principal place of business is at 1800 114th Avenue, SE Bellevue, Washington, 98004, USA (the “Buyer”); and

(3)	TRAVELEX GROUP LIMITED, a company incorporated in England and Wales (registered number 4090247) whose registered office is at 65 Kingsway, London, WC2B 6TD (the “Guarantor”).

RECITALS:

(A)	The Company (as defined below) is a private company limited by shares. Further details about the Company are set out in part 1 of schedule 1.

(B)	The Seller wishes to sell and the Buyer wishes to buy all of the issued share capital of the Company on the terms of this Agreement.

(C)	The Guarantor is a party to this Agreement for the purposes of guaranteeing the obligations of the Seller under this Agreement and to procure compliance by members of the Seller’s Group with certain provisions of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, the following words and expressions shall have the following meanings unless the context requires otherwise:

“Accounts”	the individual accounts (within the meaning of section 226 Companies Act 1985) of the Company for the financial year ended on the Accounts Date comprising a balance sheet, a profit and loss account, notes and a cash flow statement as attached to the Disclosure Letter;

“Accounts Date”	31 December 2005;

“Agency Arrangements Documentation”	the following documents in the agreed form: (a) the master agency agreement to be entered into between the Company and Travelex Italia Limited;

(b) the outsourcing agreement to be entered into between the Company and Travelex Currency Services, Inc;

(c) the master agency agreement to be entered into between the Company and Travelex Belgium NV;

(d) the master agency agreement to be entered into between the Company and Travelex Thailand Limited;

(e) the master agency agreement to be entered into between the Company and PT Travelex Indonesia; and

(f) the master agency agreement to be entered into between the Company and Travelex Limited (Australia);

“Business”	the business of offering consumer (person to person) remittance services carried on by the Group Companies and/or any other members of the Seller’s Group as at the date of this Agreement but excluding, for the avoidance of doubt:

(a)     the retail/commercial/corporate foreign exchange businesses of the Seller and/or any other member of the Seller’s Group, including the business of offering bank to bank wires for individuals or corporates, travellers’ cheques, drafts and prepaid cards; and

(b)     the business of offering money transfer services carried on by the Seller and/or any other member of the Seller’s Group as agent but not as principal, whether through foreign exchange bureaux or otherwise;

“Business Day”	a day on which banks are open for business in London, other than Saturday or Sunday;

“Buyer’s Group”	the Buyer, any ultimate parent undertaking of the Buyer for the time being and all direct or indirect subsidiary undertakings for the time being of any such parent undertaking;

“Buyer’s UK Solicitors”	Eversheds LLP of Cloth Hall Court, Infirmary Street, Leeds LS1 2JB;

“Buyer’s US Attorneys”	Perkins Coie of 1201 Third Avenue, Suite 4800, Seattle, WA 98101-3099;

“CA 1985”	the Companies Act 1985;

“CAA”	the Capital Allowances Act 2001;

“Company”	Travelex Money Transfer Limited, a private company limited by shares incorporated in England and Wales with registered number 4731221;

“Completion”	completion of the sale and purchase of the Shares in accordance with this Agreement;

“Completion Date”	the date on which Completion takes place;

“Confidential Information”	all information not publicly known, used in or otherwise relating to any Group Company’s business, customers, or financial or other affairs or the business, customers, financial or other affairs of any other member of the Seller’s Group to the extent relating to the Business, including any such information relating to:

(a) trade secrets, Know-How, ideas, computer systems and computer software;

(b) future projects, business development or planning, commercial relationships and negotiations; and

(c) the marketing of goods or services including customer names and lists, sales targets and statistics;

“Consideration”	the purchase price payable for the Shares consisting of the aggregate of the Initial Consideration and the Escrow Consideration (as such terms are defined in clause 3.1);

“Disclosed”	facts, matters or other information clearly disclosed by or in any of the Disclosure Documents (save as expressly specified otherwise in schedule 2) in such manner so as to enable the Buyer to make a reasonable assessment of the fact, matter or information concerned;

“Disclosure Documents”	the Disclosure Letter, the two identical bundles of disclosure documents created by or on behalf of the Seller and the documents contained in the electronic data room maintained by Intralinks, Inc (a CD-Rom of such documents having been provided to the Buyer and the Seller), the index of all of the Disclosure Documents having been signed for identification by or on behalf of the Seller and the Buyer;

“Disclosure Letter”	the disclosure letter from the Seller to the Buyer, dated with the date of this Agreement;

“Encumbrance”	a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption or other third party right, interest or claim of any kind;

“Escrow Instruction Letter”	the escrow instruction letter in the agreed form to be given by the Seller and the Buyer to the Seller’s Solicitors and the Buyer’s UK Solicitors on Completion;

“French Business”	the business of offering consumer (person to person) remittance services carried on by Banque Travelex as agent but not as principal and operated under the Travelex Money Transfer brand (excluding, for the avoidance of doubt, any business carried on by Banque Travelex under the Western Union brand) to be transferred to French Newco in accordance with clause 4;

“French Newco”	a company to be incorporated in France as a subsidiary of the Buyer;

“French Sale Agreement”	the agreement in the form attached to this Agreement as Appendix 1 with such amendments as the parties may agree;

“Group”	the Buyer’s Group or the Seller’s Group as the context requires;

“Group Companies”	the Company and each of the Subsidiaries, and a reference to a “Group Company” is a reference to any one of them;

“ICTA”	the Income and Corporation Taxes Act 1988;

“Implants”	the implants listed in part 1 of schedule 4;

“Intellectual Property”	all intellectual property rights anywhere in the world, including (without limitation) Know-How patents, business names, domain names, registered and unregistered trade marks, database rights, rights in designs and copyrights whether or not any of these rights are registered, and including applications for any such rights;

“Italian Sale Agreement”	the agreement in the form attached to this Agreement as Appendix 2 with such amendments as the parties may agree;

“Know-How”	all confidential knowledge, experience, data, technical or commercial information, descriptions of processes and methodologies;

“Leases”	the leases listed in part 2 of schedule 4;

“Losses”	in relation to any matter, all liabilities, losses, claims, costs and expenses relating to that matter;

“Management Accounts”	the consolidated unaudited management accounts of the Group comprising a balance sheet as at 31 March 2006, a cashflow statement and a profit and loss account for the period which began on 1 January 2006 and ended on 31 March 2006 attached to the Disclosure Letter;

“Properties”	the properties listed in part 2 of schedule 4;

“Relief”	has the meaning given to it in part 1 of schedule 3;

“Seller’s Group”	the Seller, Travelex Group Limited and all direct or indirect subsidiary undertakings for the time being of Travelex Group Limited, but excluding for the avoidance of doubt the Group Companies;

“Seller’s Group Re-organisation”	the transfer by certain members of the Seller’s Group of certain assets (including but not limited to shares in certain of the Subsidiaries) and the entry into of certain documents ancillary thereto, in each case as more particularly set out in the Seller’s Group Re-organisation Documents;

“Seller’s Group Re-organisation Documents”	the documents listed in tab 34 of the index to the Disclosure Documents;

“Seller’s Solicitors”	Olswang of 90 High Holborn, London WC1V 6XX;

“Shareholder Debt”	the sum owing on the Completion Date by the Company to members of the Seller’s Group less the sum owing on the Completion Date by the Seller and all other members of the Seller’s Group to the Company, which shall be determined on the same basis shown in the Pro-forma Completion Accounts (as defined in schedule 9) as (K+L) (but not to exceed €17,142,856);

“Shares”	all the issued shares in the capital of the Company;

“Subsidiaries”	the subsidiary undertakings of the Company, details of which are set out in part 2 of schedule 1;

“Tax” or “Taxation”	has the meaning given to it in part 1 of schedule 3;

“Tax Authority”	has the meaning given to it in part 1 of schedule 3;

“Tax Claim”	a claim under the Tax Covenant or for any breach of any of the Tax Warranties;

“Tax Covenant”	the tax covenants given in favour of the Buyer set out in part 3 of schedule 3;

“Tax Warranties”	the warranties of the Seller relating to Tax given under clause 8.1 as set out in part 2 of schedule 3, and a reference to a “Tax Warranty” shall be construed accordingly;

“TCGA”	the Taxation of Chargeable Gains Act 1992;

“Trade Mark Agreement”	the agreement, in the agreed form, between Travellers Exchange Corporation Limited and the Company in relation to unregistered and registered trade marks and other Intellectual Property;

“Transitional Services Agreement”	the agreement, in the agreed form, between the Buyer and the Seller in relation to the provision of services by the Seller to the Buyer and the Group Companies after Completion;

“VAT”	value added tax as provided for in VATA, and any tax imposed in substitution for it;

“VATA”	the Value Added Tax Act 1994;

“Warranties”	the warranties of the Seller given under clause 8.1 as set out in schedule 2, and the Tax Warranties, and a reference to a “Warranty” shall be construed accordingly; and

“Warranty Claim”	a claim for any breach of any of the Warranties other than a Tax Warranty.

1.2	In this Agreement, unless the context requires otherwise:

1.2.1	any reference to the parties or a recital, clause or schedule is to the parties or the relevant recital, clause or schedule of or to this Agreement, and any reference in a schedule to a paragraph is to a paragraph of that schedule or, where relevant, that part of that schedule;

1.2.2	the clause headings are included for convenience only and shall not affect the interpretation of this Agreement;

1.2.3	use of the singular includes the plural and vice versa;

1.2.4	use of any gender includes the other genders;

1.2.5	“financial year”, “parent undertaking” and “subsidiary undertaking” have the meanings given to them by sections 223 and 258 of the Companies Act 1985 respectively;

1.2.6	any reference to a statute, statutory provision or subordinate legislation (“legislation”) shall be construed as referring to that legislation as amended and in force from time to time and to any legislation which re-enacts or consolidates (with or without modification) any such legislation except to the extent that any amendment, re-enactment or consolidation on or after the date of this Agreement would increase the liability of any party under this Agreement;

1.2.7	any reference to a document being “in the agreed form” means a document in a form agreed by the parties and either entered into on the date of this Agreement by the relevant parties or initialled by the parties or on their behalf, in the latter case with such amendments as they may subsequently agree; and

1.2.8	any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, governmental or administrative authority or agency or any legal concept or thing includes, in respect of any jurisdiction other than England, a reference to whatever most closely approximates in that jurisdiction to the relevant English legal term.

1.3	The schedules and recitals form part of this Agreement and shall have effect as if set out in full in the body of this Agreement, and any reference to this Agreement includes the schedules and recitals.

2.	AGREEMENT FOR SALE

The Seller shall sell or procure to be sold and the Buyer shall or shall procure that its nominee shall buy the Shares free from all Encumbrances and in all other respects with full title guarantee. The Shares shall be sold with all rights attaching to them at Completion or subsequently, including the rights to receive all dividends and other distributions declared, paid or made at or after Completion.

3.	CONSIDERATION

3.1	The Consideration shall be the aggregate of:

3.1.1	the sum of €17,142,856 less the amount of the Shareholder Debt, as adjusted in accordance with the provisions of schedule 9 (“Initial Consideration”); and

3.1.2	the sum of €4,285,714 less any amount deemed to be deducted from such sum in accordance with paragraph 3.2 of schedule 7 (“Escrow Consideration”).

4.	TRANSFER CONDITIONS

4.1	In this clause 4 and schedules 7 and 8, the following words and expressions shall have the following meanings:

“Austrian Condition”	the Austrian Financial Markets Authority not having objected to the change of control of the Company within three months of the date of filing of the Buyer’s notification of intent as required by section 20 of the Austrian Banking Act;

“Belgian Condition”	the grant of a licence by the Commission Bancaire, Financiere et D’Assurances to Belgian Newco to permit it to undertake money transfer activities in Belgium and the assignment to Belgian Newco of all relevant sub-agent contracts held by Travelex Belgium pursuant to the Belgian master agency agreement with the Company;

“Belgian Newco”	a company to be incorporated in Belgium as a subsidiary of the Buyer;

“Chinese Condition”	consent having been given by China Construction Bank Corporation, for the purposes of the agreements attached as tab 21 and CD-Rom index tab 1A(5) to the index of the Disclosure Documents, to the change of control arising on the sale of the Shares to the Buyer or its nominee;

“French Condition”	the grant of a societe financiere licence by the Comite des Establishments de Credit et des Enterprises d’Investment to French Newco, and the completion of the French Sale Agreement in accordance with its terms;

“Italian Condition”	the grant of a licence under Article 106 of the Consolidated Banking Law of Italy by the Ufficio Italiano dei Cambi to the Company, and the completion of the Italian Sale Agreement in accordance with its terms;

“Philippines Condition”	consent having been given by Equitable PCI Bank, for the purposes of the agreement attached as tab 1A(8) of the CD-Rom index of the Disclosure Documents, to the change of control arising on the sale of the Shares to the Buyer or its nominee;

“Spanish Condition”	the transfer to the Company of the legal and beneficial interest in the issued share capital of Telepay Express S.A;

“Transfer Conditions”	each of the Austrian Condition, the Belgian Condition, the Chinese Condition, the French Condition, the Italian Condition, the Philippines Condition, the Spanish Condition and the US Condition; and

“US Condition”	the expiry of the first anniversary of the Completion Date or (if earlier) the lawful termination of the outsourcing agreement attached as tab 34(7) to the index of the Disclosure Documents and, to the extent not effected before Completion, the transfer to the Company of any interest in Travelex Money Transfer LLC not held by the Company.

4.2

The Buyer and the Seller shall each use all their respective reasonable endeavours to ensure that the Transfer Conditions are satisfied as soon as practicable following Completion, with all related third party costs to be borne by the Company, and shall each notify the other party as soon as practicable after it becomes aware that any of the Transfer Conditions has been satisfied. The Buyer and the Seller shall each provide the other with all reasonable assistance in satisfying the Transfer Conditions and shall each keep the other party regularly informed of its progress in satisfying the Transfer Conditions.

4.3	Without limiting clause 4.2, the Buyer shall procure that French Newco is established as a subsidiary of the Buyer in due time to permit the grant of a societe financiere licence by the Comite des Establishments de Credit et des Enterprises d’Investment to French Newco. Further, without limitation, the Seller shall provide and or procure that Banque Travelex provides the Buyer or French Newco (as the case may be) any information reasonably required for the purpose of preparing the application to be filed with the Comité des Etablissements de Crédit et des Entreprises d’investissement during the licensing process or which may be required by the Comité des Etablissements de Crédit et des Enterprises d’Investissement in respect of the French Business. Any information requested from the Seller and/or Banque Travelex hereunder shall be requested in writing (including by fax or email) and with reasonable prior notice (having regard to the relevant notice imposed by the Comité des Etablissements de Crédit et des Enterprises d’Investissement). On the grant of that licence or as soon as practicable thereafter after having complied with all relevant legal requirements, including but not limited to employee works council consultation requirements, the Seller shall procure that Banque Travelex enters into the French Sale Agreement and the Buyer shall procure that French Newco enters into the French Sale Agreement.

4.4	Without limiting clause 4.2, the Buyer shall procure that Belgian Newco is established as a subsidiary of the Buyer in due time to permit the grant of a licence by the Commission Bancaire, Financiere et D’Assurances to Belgian Newco to permit it to undertake money transfer activities in Belgium and following the grant of such licence the parties shall procure Travelex Belgium assigns to Belgian Newco all relevant sub-agents contracts held by Travelex Belgium pursuant to the Belgian master agency agreement.

4.5	On the grant of a licence under Article 106 of the Consolidated Banking Law of Italy by the Ufficio Italiano dei Cambi to the Company or as soon as practicable thereafter after having complied with all relevant legal requirements, including but not limited to employee/trade union consultation requirements, the Seller shall procure that Travelex Italia Ltd enters into the Italian Sale Agreement and the Buyer shall procure that the Company enters into the Italian Sale Agreement.

4.6

If the Buyer correctly notifies the Seller before the date falling 45 days after the Completion Date that the meaning ascribed by clause 4.1 to “Austrian Condition”, “Belgian Condition”, “French Condition” or “Italian Condition” incorrectly describes the regulatory process required to permit the Company, Belgian Newco or French Newco as the case may be legally to carry on the Business in the relevant jurisdiction, or if the Buyer correctly notifies the Seller before the satisfaction of any relevant Transfer Conditions that a change of law or regulation occurring after the date of this Agreement means that the procedures referred to in any of the relevant defined terms incorrectly describe the procedures required to permit the Company, Belgian Newco or French Newco as the case may be legally to carry on the Business in the relevant jurisdiction, then any meaning so ascribed and referred to in the Buyer’s notice shall for the purposes of this Agreement be deemed changed, with effect from the date of the Buyer’s notice, to any meaning correctly ascribed by the Buyer’s notice to that defined term. Any dispute between the Buyer and Seller as to the correctness of any notification, description or ascription for the purposes of this clause may be referred to such independent law firm as shall be chosen on the application of either party by the President for the time being of the Law Society in England & Wales. That law firm shall act as expert and not as arbitrator, and shall be required to deliver its determination on or before the date falling 30 Business Days after the date of its appointment. In the absence of fraud, the determination of that law firm shall be final and binding on the parties for all purposes and its fees and expenses shall be paid by such party as it shall determine to be appropriate in is sole discretion, having regard to the relative merits of the arguments of each of the parties. In default of a determination by that law firm as to fees and expenses, they shall be borne as to 50% by the Buyer and 50% by the Seller.

4.7	The Buyer and the Seller shall each use their respective reasonable endeavours and provide the other with all reasonable assistance to:-

4.7.1	ensure that as soon as practicable after Completion Travelex Money Transfer LLC obtains the necessary regulatory licences to enable it to carry on the Business in such states of the United States of America as the Buyer shall reasonably request, with all related third party costs to be borne by the Company; and

4.7.2	after the obtaining of each relevant licence referred to above, effect the transfer of all relevant assets (including without limitation relevant agency contracts) from Travelex Currency Services, Inc. to Travelex Money Transfer LLC to enable Travelex Money Transfer LLC to operate the Business in the relevant state.

4.8	The Seller agrees to procure that GWK Bank NV shall (provided that the Company maintains the relevant regulatory licence to operate the Business in Holland) continue to operate as agent for the Company in Holland for the period of three months following Completion in respect of such number of locations and such volumes as would be sufficient for the Company to retain its WGT licence in Holland save that the commission shall be amended to be equal to 37.5% of consumer fees and 33% of foreign exchange profits.

4.9	The parties hereby agree that the execution of the Italian Sale Agreement is provided for the sole purpose of transferring the title to the Business undertaken in Italy in accordance with Italian applicable law and it shall not entail any novation or modification to any of the provisions contained in this Agreement.

5.	PERIOD BEFORE COMPLETION

5.1	The Seller shall ensure that so far as within its control, during the period beginning on the signing of this Agreement and ending at Completion, no Group Company and no member of the Seller’s Group so far as it carries on the Business, shall without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed):

5.1.1	in any material respect depart from the ordinary course of its day-to-day trading or alter the scope of its operations;

5.1.2	allot, issue, redeem or purchase any shares other than for the purposes of satisfying the Transfer Conditions;

5.1.3	grant, issue or redeem any mortgage, charge, debenture or other security;

5.1.4	employ any person as an employee at an annual salary exceeding €50,000 or terminate or give notice to terminate (other than in circumstances justifying summary dismissal) the employment of any employee with an annual salary in excess of that level;

5.1.5	enter into any material agreement or materially change the terms of any material agreement to which it is a party at the date of this Agreement, or terminate or give notice to terminate any such agreement, except in either case in the ordinary course of trading;

5.1.6	enter into any agreement or transaction with the Seller or any member of the Seller’s Group or pay any management charge or other fee to the Seller or any member of its Group other than any management charges as have been paid in the three month period prior to the date of this Agreement;

5.1.7	pass any resolution of its shareholders other than ordinary business at an annual general meeting;

5.1.8	declare, make or pay any dividend or other distribution;

5.1.9	incur any capital expenditure exceeding €10,000 in any individual case;

5.1.10	incur or assume any indebtedness other than in the ordinary course of trading, and other than any Shareholder Debt;

5.1.11	sell or otherwise dispose of any interest in, or grant any third party rights in respect of, any of its material assets except in the ordinary course of trading; or

5.1.12	agree, conditionally or otherwise, to do any of those activities.

5.2	Not less than two Business Days prior to the Completion Date, the Seller shall give the Buyer written notice of the amount of the Shareholder Debt.

5.3	To the extent not previously delivered, within 5 Business Days of the date of this Agreement, the Buyer shall deliver to the Seller a legal opinion from the Buyer’s US attorneys in form and substance reasonably acceptable to the Seller in relation to the capacity and authority of the Buyer to enter into and perform its obligations under this Agreement and the enforceability of those obligations against the Buyer.

5.4	As soon as reasonably practicable after the date of this Agreement the Buyer and the Seller shall negotiate in good faith to endeavour to agree terms for a service level agreement to be entered into in relation to the relevant services to be provided under part 2 of schedule 1 of the Transitional Services Agreement.

5.5	The Seller shall procure that, to the extent not already entered into prior to the date of this Agreement, the Agency Agreements Documents will be entered into prior to Completion and shall further procure that none of the Agency Agreements Documents are terminated in the period up to Completion.

6.	COMPLETION

6.1	Completion shall take place at the offices of the Seller’s Solicitors at 11 a.m. on 31 May 2006 or such earlier date as the parties may agree.

6.2	At Completion, the Seller shall deliver or make available to the Buyer:

6.2.1	transfers of the Shares in favour of the Buyer, executed by the Seller or any other registered holder;

6.2.2	the share certificates representing the Shares or an indemnity reasonably acceptable to the Buyer for any missing share certificates;

6.2.3	to the extent customary in the jurisdiction of the relevant Group Company, share certificates representing all of the issued shares held by any Group Company in each Subsidiary or an indemnity reasonably acceptable to the Buyer for any missing share certificates, and transfers (or the corresponding document in the jurisdiction of the relevant Group Company) in favour of the Company of any shares in a Subsidiary held by any person as a nominee for any Group Company, executed by the registered holders;

6.2.4	to the extent required to be given by the Seller, the appropriate notifications and applications to the applicable regulatory authorities;

6.2.5	the Transitional Services Agreement executed by the Seller;

6.2.6	the Trade Mark Agreement duly executed by the parties thereto;

6.2.7	the Escrow Instruction Letter executed by the Seller;

6.2.8	if requested by the Buyer in reasonable time but in no event less than five Business Days before the Completion Date, the resignation in a form reasonably acceptable to the parties from their respective offices of such specified directors, and (if such Group Company has a secretary) the secretary of each Group Company executed as a deed or in the form customary in the jurisdiction of the relevant Group Company;

6.2.9	to the extent customary in the jurisdiction of the relevant Group Company, a copy of a letter of resignation in a form reasonably acceptable to the Buyer from the auditors of each Group Company if requested by the Buyer in reasonable time but in no event less than 5 Business Days before the Completion Date;

6.2.10	a deed of release in a form reasonably acceptable to the Buyer duly executed by the Governor and Company of the Bank of Scotland in respect of the fixed charge dated 2 August 2005 granted to the Governor and Company of the Bank of Scotland by the Company and any similar securities over any other relevant Group Company;

6.2.11	a letter in a form reasonably acceptable to the Buyer from the Governor and Company of the Bank of Scotland to the Buyer confirming that the floating charge created in favour of the Governor and Company of the Bank of Scotland by the Company and any similar securities over any other relevant Group Company on 2 August 2005 has not crystallised;

6.2.12	the seal (if any), statutory registers (written up to but not including Completion) (if any), certificate of incorporation (and any certificate of incorporation on change of name), minute books (if any), articles of association (if any), share certificate books or stock ledgers (if any) of each Group Company (together with equivalent records and documents customary to the jurisdiction of any relevant Group Company);

6.2.13	a certified copy of the minutes of a meeting of the directors of the Seller in a form reasonably acceptable to the Buyer resolving that the Seller should enter into this Agreement, and each other document to be signed by it at Completion, and authorising the execution of those documents by each person signing on behalf of the Seller;

6.2.14	a certified copy of the minutes of a meeting of the directors of the Guarantor in a form reasonably acceptable to the Buyer resolving that the Guarantor should enter into this Agreement, and any other documents to be signed by it at Completion, and authorising the execution of those documents by each person signing on behalf of the Guarantor; and

6.2.15	a deed in a form reasonably acceptable to the Buyer from the Seller:

6.2.15.1	acknowledging that as at Completion neither the Seller nor any other member of the Seller’s Group has any claim against a Group Company (it being acknowledged that the satisfaction of the Shareholder Debt shall satisfy any such claims as at Completion); and

6.2.15.2	confirming that as at Completion there is no agreement or arrangement, save as entered into pursuant to this Agreement or arising in the ordinary course of business, under which any Group Company has any actual, contingent or prospective obligation to any such person (or to the extent that any such confirmation cannot be given, releasing or terminating the obligations in question).

6.3	The Seller shall ensure that a board meeting of the Company and where necessary, each other Group Company (and, where necessary in the jurisdiction of the relevant Group Company, a shareholders meeting) is held at Completion at which:

6.3.1	the people nominated by the Buyer are appointed as directors and secretary (as the case may be) of the relevant Group Company with immediate effect;

6.3.2	the resignations referred to in clauses 6.2.8 and 6.2.9 are accepted with effect from the close of the meeting and discharge is granted to such directors in accordance with applicable laws;

6.3.3	to the extent customary in and permitted by the laws or regulations of the jurisdiction of the relevant Group Company, any firm of auditors nominated by the Buyer in reasonable time but in no event less than 5 Business Days before Completion, is appointed auditors of the relevant Group Company;

6.3.4	the accounting reference date of the relevant Group Company is changed to any lawful date nominated by the Buyer for the purpose;

6.3.5	the registered office of the relevant Group Company is changed to any lawful address nominated by the Buyer for the purpose;

6.3.6	any transfers referred to in clauses 6.2.1 and 6.2.3 are (subject only to their being duly stamped, if applicable or otherwise notarised or registered to the extent customary in any relevant jurisdiction) approved for registration; and

6.3.7	the Transitional Services Agreement and the Trade Mark Agreement are approved and executed by the Company and each relevant Group Company.

6.4	At Completion, the Buyer shall deliver to the Seller:

6.4.1	the Escrow Instruction Letter executed by the Buyer;

6.4.2	the Transitional Services Agreement executed by the Buyer;

6.4.3	to the extent required to be given by the Buyer, the appropriate notifications and applications to the applicable regulatory authorities;

6.4.4	a certified copy of the minutes of a meeting of the directors of the Buyer in a form reasonably acceptable to the Seller resolving that the Buyer should enter into this Agreement, and each other document to be signed by it at Completion authorising the execution of those documents by each person signing on behalf of the Buyer together with a copy of the opinion letter referred to in clause 5.3, and the Buyer shall procure the repayment of the Shareholder Debt and shall pay the Initial Consideration to the Seller in accordance with clause 11 and the Buyer shall pay the sum of €4,285,714 into the Escrow Account.

6.5	If the Seller or the Buyer (referred to in this clause 6 as the “defaulting party”) does not or is unable to fulfil any material obligations under clauses 6.2, 6.3 or clause 6.4 as the case may be at the time when Completion is due to take place under clause 6.1, the other of the Seller and the Buyer (referred to in this clause 6 as the “non-defaulting party”) may in addition to any other right or remedy it may have, by notice to the defaulting party:

6.5.1	postpone Completion by up to 20 Business Days; or

6.5.2	elect to proceed to Completion, in which case the defaulting party shall be obliged to fulfil those obligations under clauses 6.2, 6.3 or clause 6.4, as the case may be, which it is then able to fulfil and to fulfil the remaining obligations on or before any later date specified for the purpose in the notice; or

6.5.3	if having already given notice under clause 6.5.1 and a period of not less than 20 Business Days having elapsed without each unfulfilled obligation in question having been fulfilled in all material respects, elect not to complete the sale and purchase of the Shares.

6.6	If Completion is postponed on any occasion under clause 6.5.1, clause 6.5 shall apply with respect to each occasion to which it is so postponed.

6.7	If the non-defaulting party elects not to complete the sale and purchase of the Shares in accordance with clause 6.5.3, the parties shall have no further rights or obligations under this Agreement, other than accrued rights and obligations at the time of that election in respect of prior breaches, save that clauses 12, 14 and 23 shall remain binding on the parties in accordance with their terms.

6.8	The Buyer shall procure that within six months of the Completion Date, no Group Company shall include the word “Travelex” within its name.

7.	GUARANTEES AND INDEBTEDNESS

7.1	The Buyer shall after Completion use all reasonable endeavours to ensure that as soon as reasonably practicable after becoming aware of any subsisting guarantee, security interest or indemnity given by any member of the Seller’s Group in relation to the obligations of any Group Company, the member of the Seller’s Group in question is released from each such guarantee, security interest and indemnity, and pending that release the Buyer shall indemnify each member of the Seller’s Group on demand against all Losses incurred by that member on or after Completion arising from or in connection with any such guarantee, security interest or indemnity, without prejudice to any claim that the Buyer may have under the Warranties or the Tax Covenant and provided also that the Seller will give notice of any claim which it or a member of the Seller’s Group receives pursuant to any such guarantee, security interest or indemnity as soon as reasonably practicable after receipt of the same by the Seller or any member of the Seller’s Group.

7.2

The Seller shall ensure that at or before Completion each Group Company is released from any guarantees, security interests and indemnities given by it in favour of the Seller or any member of the Seller’s Group and, pending that release, the Seller shall indemnify the Buyer on demand against all Losses incurred by any Group Company on or after

Completion arising from or in connection with any such guarantee, security interest or indemnity.

8.	WARRANTIES

8.1	Subject to clause 8.2, the Seller warrants to the Buyer at the date of this Agreement in the terms of the Warranties.

8.2	The Warranties are qualified by all facts, matters and information Disclosed. No other information of which the Buyer has knowledge (actual, imputed or constructive) will prejudice or reduce any claim under the Warranties.

8.3	The only Warranties given:

8.3.1	in respect of the Properties are those set out in part 6 of schedule 2, and the other Warranties shall be deemed not to be given in relation to the Properties;

8.3.2	in respect of pension matters are those set out in part 7 of schedule 2, and the other Warranties shall be deemed not to be given in relation to pension matters;

8.3.3	in respect of the employees of any Group Company and other employment matters are those set out in part 8 of schedule 2, and the other Warranties shall be deemed not to be given in relation to such employees and other employment matters;

8.3.4	in respect of Intellectual Property are those set out in part 9 of schedule 2, and the other Warranties shall be deemed not to be given in relation to Intellectual Property;

8.3.5	in respect of matters relating to information technology of any Group Company and other information technology matters are those set out in part 10 of schedule 2, and the other Warranties shall be deemed not to be given in relation to information technology;

8.3.6	in respect of matters relating to environmental matters are those set out in part 11 of schedule 2, and the other Warranties shall be deemed not to be given in relation to environmental matters;

8.3.7	in respect of Taxation are the Tax Warranties, and the other Warranties shall be deemed not to be given in relation to Taxation.

8.4	Except in the case of fraud by any director or employee of any Group Company, the Seller waives any rights it may have in connection with any error in or omission from the Disclosure Letter, or any other statement on which the Seller may have relied in agreeing to any term in this Agreement or any statement in the Disclosure Letter against any Group Company, or any director or employee of any Group Company on whom the Seller has relied, in connection with preparing the Disclosure Letter or the negotiation of this Agreement.

8.5	Subject to clause 8.3, each Warranty is to be construed independently and is not limited or restricted by any other Warranty or any other term of this Agreement.

8.6	Schedule 5 (Limitations on Seller’s liability) shall apply to limit or exclude, in accordance with its terms, any liability of the Seller in respect of a breach of the Warranties or in respect of a claim under clause 8.11, provided always that schedule 5 shall have no application in the event of a breach of any of the Warranties contained in paragraphs 1 (other than paragraph 1.7) and 2 of part 1 of schedule 2, or in respect of any liability arising out of any fraudulent act or omission by or on behalf of the Seller. Part 4 of schedule 3 (Miscellaneous, including exclusions and limitations, conduct of claims and payments) shall apply to limit or exclude, in accordance with its terms, any liability of the Seller in respect of a breach of the Tax Warranties, other than any such liability arising out of any fraudulent act or omission by or on behalf of the Seller.

8.7	Any amount paid by or on behalf of the Seller in respect of a breach of the Warranties and/or under a Tax Claim shall be deemed to reduce the purchase price payable for the Shares by, and be a repayment of, that amount.

8.8	Where any Warranty refers to the awareness, knowledge or belief of the Seller or any analogous expression, the awareness, knowledge or belief of the Seller shall be deemed to extend only to the actual awareness, knowledge or belief of the following individuals:

Mohit Davar, Leon Isaacs, Nafa Ben Rabah, Emil Al Shibib, Nelson Leung, Rajan Mittal, Patricia Minicz, Robbin Ayers, James Birch, Martyn Emmerson, Ann Colley, David Painter, Herve Merle, Brian Micallef, Barbara Mann, Jason Hanshaw, Chris Edwards, Cindy Cross, Jo Booth and Robert Cowling.

8.9	The Buyer warrants to the Seller that at the date of this Agreement it has no specific intention of bringing a claim for breach of any of the Warranties or a claim under the Tax Covenant.

8.10	The Seller shall indemnify the Buyer on demand against all Losses (and such that, for the avoidance of doubt, the provisions of schedule 5 (save for paragraphs 8 and 9.1 and 9.3 thereof) shall not apply) incurred by the Buyer or any Group Company as a result of:

8.10.1	failure prior to Completion to transfer to the Company full legal and beneficial interest in the issued share capital of Telepay Express SA together with any interest in Travelex Money Transfer LLC not held by the Company and any breach of the Warranties contained in paragraph 3.1 of part 9 of schedule 2 insofar as that paragraph relates to the trademark referred to in the assignment listed at tab 34(1) of the index to the Disclosure Documents or as a result of Alexy Shcherbakov, Lev Samsonov, Sergey Kochergin, Elena Ponomareva, Natalia Katina and Artour Avanessian not being employed by the Company on the terms with regard to their employment set out in tab 34(6) to the Disclosure Documents; and

8.10.2	the transfers and/or assignments made to the Company pursuant to the documents listed at tab 34 (documents 1, 2 and 3) of the index to the Disclosure Documents (whether or not yet entered into).

8.11	The Seller shall indemnify the Buyer on demand against all Losses incurred by the Buyer or any Group Company as a result of:

8.11.1	any breach or non-compliance before the date of this Agreement by any Group Company of or with, or any failure by any Group Company to hold, any licence, permit, consent, authorisation or permission required to carry on the Business in any jurisdiction in which that Group Company carries on or has carried on business;

8.11.2	any other contravention, prior to the date of this Agreement, of the legal and regulatory requirements relating to money laundering, client identity and reporting procedures and procedures for detecting and identifying money laundering and/or detecting, identifying and reporting suspicions of money laundering to the appropriate regulators, data protection and privacy together with legal and regulatory requirements of a similar nature as any of the above, including but not limited to in the case of each Group Company such laws, regulations and rules applicable to any Group Company in circumstances where it carries on business in jurisdictions other than the jurisdiction in which any such Group Company is registered;

provided that this indemnity shall not apply in relation to Losses incurred by the Buyer or any Group Company as a result of the facts or matters referred to in paragraph 2.1 of part 3 of schedule 2 of the Disclosure Letter other than subsections 5, 9 and 12.

8.12	As at Completion, no Group Company will have any bank borrowings or liabilities pursuant to any similar financial facilities (excluding, for the avoidance of doubt the Shareholder Debt) and the Seller shall indemnify the Buyer against any Losses incurred by the Buyer as a result of any breach of this clause 8.12.

9.	TAXATION

The provisions of schedule 3 (Taxation) shall have effect on and after Completion.

10.	PROTECTION OF THE INTERESTS OF THE BUYER

10.1	The Seller and the Guarantor agree that they shall not and shall procure that no member of the Seller’s Group will, directly or indirectly, alone or jointly with any other person, and whether as shareholder, partner, director, principal, consultant or agent:

10.1.1	for a period of two years starting on the Completion Date, carry on or be engaged, interested or concerned in any business which carries on the

Business within any country in which any Group Company or any other member of the Seller’s Group carries on the Business at Completion;

10.1.2	for a period of two years starting on the Completion Date, induce, or endeavour to induce, any Senior Employee to leave his position, whether or not that person would commit a breach of his contract by so leaving, or employ any Senior Employee;

10.1.3	for a period of two years starting on the Completion Date, solicit business from any Agents or otherwise have any dealings with any Agents, in either case, in relation to the Business.

10.2	For the avoidance of doubt, nothing in clause 10.1 shall prohibit the Seller, the Guarantor, or any other member of the Seller’s Group from:

10.2.1	carrying on the commercial/corporate foreign exchange businesses of the Seller and/or any other member of the Seller’s Group, including the business of offering bank to bank wires, travellers’ cheques, drafts and prepaid cards;

10.2.2	providing services pursuant to and in accordance with the terms of the Transitional Services Agreement; and

10.2.3	carrying on the business of offering money transfer services as agent, but not as principal, whether through foreign exchange bureaux or otherwise.

10.3	Nothing in clause 10.1 shall prohibit the Seller or the Guarantor or any member of the Seller’s Group from directly or indirectly:

10.3.1	holding any interest in any securities listed or dealt in on any securities exchange if the Seller and all other members of the Seller’s Group are together interested in securities which amount to less than three per cent of the issued securities of that class;

10.3.2	acquiring as part of a larger acquisition any interest in any business which carries on the Business, provided first that the turnover of that business which was attributable to the Business in the last completed financial year of that business preceding the completion of the acquisition does not exceed €6,000,000 as derived from any relevant annual accounts (or in their absence any relevant management accounts) for that financial year, and provided further that the relevant member of the Seller’s Group uses all reasonable endeavours to dispose of the business in question as promptly as is reasonably practicable after completion of the relevant acquisition;

10.3.3	publishing any general advertisement not intended primarily to induce any Senior Employee to leave his position; or

10.3.4	soliciting or employing any individual who has not been employed by any Group Company or any other member of the Seller’s Group in relation to the Business for at least six months or whose employment by any Group Company was terminated by any Group Company.

10.4	The Seller and the Guarantor shall procure that no member of the Seller’s Group shall after Completion disclose or use any Confidential Information relating to any Group Company. This clause shall not prohibit disclosure of:

10.4.1	Confidential Information under a legal obligation involuntarily incurred or if required by the law of any relevant jurisdiction or by any competent regulatory or governmental body or securities exchange in any relevant jurisdiction;

10.4.2	any Confidential Information which is or becomes part of the public domain without breach of this clause; or

10.4.3	Confidential Information to any other member of the Seller’s Group or to any professional advisers of the Seller or any other member of the Seller’s Group.

10.5	Save in accordance with the Transitional Services Agreement, the Seller and the Guarantor shall procure that no member of the Seller’s Group shall during the period of five years starting on the Completion Date use in the course of any business the names “TMT”, “First Remit”, “Travelex Money Transfer” or the Company’s “globe” or “First Remit” logos or any confusingly similar name or logo.

10.6	In this clause 10:

10.6.1	“Agent” means the agents listed in the schedule of agents annexed to the Disclosure Letter; and

10.6.2	“Senior Employee” means any person employed or engaged by any Group Company or any other member of the Seller’s Group in relation to the Business who spends the majority of their time engaged in relation to the Business with a salary in excess of €50,000 per annum on the Completion Date who has been so engaged or employed at any time during the period of six months immediately preceding the Completion Date.

10.7	Each of the undertakings set out in this clause is separate and severable and enforceable accordingly, and if any one or more of such undertakings or part of an undertaking is held to be against the public interest or unlawful or in any way as an unreasonable restraint of trade, the remaining undertakings or remaining part of the undertakings will continue in full force and effect and will bind the Seller and the Guarantor.

11.	PAYMENTS

11.1	Payments to be made to the Seller under this Agreement shall be made in euros by telegraphic transfer of immediately available funds to the following account of the Seller’s Solicitors:

Bank:	Lloyds TSB
39 Threadneedle Street
London EC2R 8AU

Sort Code	30-00-09

Account name:	Olswang Euro Client Account

Account number:	86156405

BIC LOYDGB21013

IBAN GB18 LOYD 3000 0986 1564 05

or to any other account of which the Seller gives the Buyer at least three Business Days’ notice from time to time.

11.2	Payments to be made to the Buyer under this Agreement shall be made in euros by telegraphic transfer of immediately available funds to any account of the Buyer of which the Buyer gives the Seller at least three Business Days’ notice from time to time.

11.3	Payment of any sum to a party’s solicitors will discharge the obligations of the relevant party to pay the sum in question, and that party shall not be concerned to see the application of the monies so paid.

12.	GUARANTOR OBLIGATIONS

12.1	In consideration of the Buyer entering into this Agreement the Guarantor irrevocably and unconditionally:

12.1.1	guarantees to the Buyer the due and punctual payment, observance and performance by the Seller of all of the Seller’s liabilities and obligations, whether present or future, express or implied, actual or contingent, under or arising out of this Agreement, including any liability or obligation to pay damages or other compensation for any breach of any of the Warranties or to pay sums due and payable (but unpaid by the Seller) under the Tax Covenant; and

12.1.2	undertakes that, if the Seller fails to pay in full and on time any amount due under or in connection with this Agreement and does not remedy that failure within five Business Days of being requested to do so, the Guarantor will on demand pay that amount as if it were the principal obligor.

12.2	The Buyer shall before exercising any of the rights, powers or remedies conferred upon it in respect of the Guarantor under this clause or by law first make demand of the Seller but subject to having made that demand and that demand not having been satisfied within 5 Business Days, the Buyer shall not thereafter be obliged before exercising any of those rights, powers or remedies:

12.2.1	to enforce or seek to enforce any claim, right or remedy against the Seller or any other person; or

12.2.2	to make or file any claim or proof in connection with the insolvency of the Seller or any other person; or

12.2.3	to take any action or obtain judgement in any court against the Seller or any other person.

12.3	Neither the liability of the Guarantor under this clause nor the rights, powers and remedies conferred on the Buyer under this clause or by law will in any way be released, prejudiced, diminished or affected by any of the following:

12.3.1	time or other indulgence being granted to the Seller in respect of its obligations under the Agreement;

12.3.2	any amendment to, or any variation, waiver or release of, any obligation of the Seller under this Agreement;

12.3.3	any failure to take, or fully to take, any security contemplated by this Agreement or otherwise agreed to be taken in respect of the Seller’s obligations under the Agreement;

12.3.4	any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution, of any such security taken in respect of the Seller’s obligations under the Agreement;

12.3.5	the insolvency or any change in the constitution, name, control or style of, the Seller, the Buyer, the Guarantor or any other person;

12.3.6	any invalidity, illegality, unenforceability, irregularity or frustration in any respect of any of the liabilities or obligations referred to in clause 12.1.1; and

12.3.7	any other act, omission event or circumstances which, but for this provision, might operate to prejudice, affect or otherwise affect the liability of the Guarantor under this clause or any of the rights, powers or remedies conferred upon the Buyer under this clause or by law.

12.4	The obligations of the Guarantor will constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever, and in particular will not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Seller under this Agreement and will continue in full force and effect until final payment in full of all amounts owing by the Seller in total satisfaction of all the Seller’s actual and contingent obligations under this Agreement.

12.5	The Guarantor agrees that whilst any amounts are or may be owed by the Seller under this Agreement or the Seller is under any actual or contingent obligation under this Agreement, the Guarantor will not exercise any rights which the Guarantor may at any time have by reason of performance by it of its obligations under this clause:

12.5.1	to be indemnified by the Seller;

12.5.2	to claim any contribution from any other guarantor of the Seller’s obligations contained in this Agreement;

12.5.3	to take the benefit (in whole or in part) and whether by way of subrogation or otherwise of any rights of the Buyer under this Agreement or of any other security taken in connection with this Agreement by the Buyer; or

12.5.4	to claim or prove in a liquidation or other insolvency proceedings of the Seller or any co-surety in competition with the Buyer.

12.6	The Guarantor undertakes that, in the event of any claim being made against the Guarantor, the Guarantor will not make any claim against any Group Company or any director or employee of any Group Company on which or on whom the Seller or the Guarantor may have relied before agreeing to any term of this Agreement or authorising any statement in the Disclosure Letter.

12.7	Each obligation of the Guarantor under clause 12.1 is independent of each other obligation under that clause.

13.	ASSIGNMENT

13.1	Save as provided in clause 13.2, no party, and no third party referred to in clauses 17.1 or 17.3, may assign or otherwise dispose of any rights under this Agreement, at law or in equity, including by way of security or declaration of trust. Any purported assignment in breach of this clause shall be void and confer no rights on the purported assignee;

13.2	The Buyer may:

13.2.1	assign (in whole or in part) the benefit of this Agreement to any other member of the Buyer’s Group provided that, if such assignee ceases to be a member of the Buyer’s Group, the Buyer will procure that all the benefits relating to this Agreement that have been assigned to such assignee are re-assigned to the Buyer or another member of the Buyer’s Group immediately before any such cessation; or

13.2.2	assign (in whole or in part) the benefit of this Agreement to any bank or financial institution by way of security for the purposes of or in connection with any financing or refinancing carried out by the Buyer, provided that, in the event of any such assignment, the liability of the Seller or the Guarantor to any such assignee shall be limited to the amount of the liability that it would have had to the Buyer if that assignment had not occurred.

14.	ANNOUNCEMENTS AND CONFIDENTIALITY

14.1	No party may make any press release or other public announcement about this Agreement or the transactions contemplated by it or disclose any of the terms of this Agreement except with the consent of the other party.

14.2	Clause 14.1 shall not apply to any disclosure made by a party to a member of its Group or to its professional advisers, or to any announcement or disclosure to the extent required by the laws of any relevant jurisdiction or by any competent regulatory or governmental body or securities exchange in any relevant jurisdiction.

14.3	Each party shall ensure that any member of its Group or professional adviser to which it discloses information under clause 14.2 is made aware of the obligations of confidentiality contained in this clause and complies with this clause as if binding on it directly.

15.	COSTS

Each party shall bear its own costs and expenses in connection with the preparation, negotiation, execution and performance of this Agreement and the documents referred to in it.

16.	NOTICES

16.1	Any notice, consent or other communication given under this Agreement shall be in writing and in English, and signed by or on behalf of the party giving it, and shall be delivered by hand or sent by prepaid recorded or special delivery post (or prepaid international recorded airmail if sent internationally) or by fax as follows (and, for the avoidance of doubt, may not be given by email):

to the Buyer:

For the attention of:	General Counsel

Address:	Coinstar, Inc. PO Box 91258, Bellevue, WA 98009-9258

Facsimile number:	425 943 8090

with a copy (which shall not constitute notice) to the Buyer’s US Attorneys (ref. Lynn Hvalsoe); and

to the Seller:

For the attention of:	The Company Secretary

Address:	Travelex Limited, 65 Kingsway, London WC2B 6TB

Facsimile number:	020 7400 4001

with a copy (which shall not constitute notice) to the Seller’s Solicitors (Ref. SJH/16052.2).

16.2	Either party may from time to time notify the other of any other person, address or fax number for the receipt of notices or copy notices. Any such change shall take effect five Business Days after notice of the change is received or (if later) on the date (if any) specified in the notice as the date on which the change is to take place.

16.3	Any notice, consent or other communication given in accordance with clause 16.1 and received after 5.30 p.m. on a Business Day, or on any day which is not a Business Day, shall for the purposes of this Agreement be regarded as received on the next Business Day.

16.4	The provisions of clause 16.1 shall not apply in relation to the service of process in any legal proceedings arising out of or in connection with this Agreement to the extent that such provisions are inconsistent with the Civil Procure Rules.

17.	THIRD PARTY RIGHTS

17.1	Members of the Seller’s Group may rely upon and enforce the terms of clause 7.1 (Guarantees) and the directors and employees of each Group Company may rely upon and enforce the terms of clause 8.4 (waiver of rights in relation to warranties).

17.2	The Company and the Subsidiaries may rely upon and enforce the terms of clause 7.2 (Guarantees), clause 10 (Protection of the Interests of the Buyer) and clause 12 (Guarantor’s Obligations).

17.3	Notwithstanding any other provision of this Agreement, the Seller, the Buyer and the Guarantor may by agreement in writing rescind or vary any of the provisions of this Agreement without the consent of any third party, and accordingly section 2(1) of the Contracts (Rights of Third Parties) Act 1999 shall not apply.

17.4	Except as otherwise stated in this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Agreement. This clause shall not affect any right or remedy of a third party which exists or is available apart from that Act.

17.5	Without prejudice to section 5 of the Contracts (Rights of Third Parties) Act 1999, to the extent that any third party entitled to enforce rights under this clause 17 has recovered from the Seller a sum in relation to that third party’s loss in respect of its rights under this Agreement, the Buyer shall be entitled to recover any amount from the Seller in respect of that loss.

18.	POWER OF ATTORNEY

18.1	The Seller hereby irrevocably appoints the Buyer to be its attorney for the following purposes:

18.1.1	to execute and deliver in the name and on behalf of the Seller all such proxies, consents (including consents to short notice), appointments, waivers, resolutions, share transfers and other documents as the Seller may be entitled to execute and deliver as the registered holder of the Shares; and

18.1.2	to vote and otherwise do all such acts and things and exercise all such rights and powers as the Seller may have or be entitled to do as the registered holder of the Shares;

in each case to the exclusion of the Seller or any other person.

18.2	The Seller undertakes during the term of the appointment of the Buyer as its attorney pursuant to this clause:

18.2.1	to hold the Shares upon trust for the Buyer; and

18.2.2	not to do or cause or authorise any other person to do any of the acts which the Buyer is authorised to do under this clause.

18.3	The appointment pursuant to this clause shall continue until the date falling 30 days after the date of this Agreement or, if earlier, the date on which the Buyer becomes the registered holder of all the Shares and the Buyer shall use its reasonable endeavours to effect such registration as soon as possible.

19.	FURTHER ASSURANCE

19.1	At or after Completion, each party to this Agreement shall, at its own cost execute all such documents and do or cause to be done all such other things as any other party may from time to time reasonably require in order to vest in the Buyer legal title to and the benefit of the Shares.

19.2	After Completion, the Buyer shall, at the cost of the Seller, use all reasonable endeavours to make available to the Seller the assistance of those of the employees employed by any Group Company who were so employed at or before Completion as the Seller may from time to time reasonably require in connection with any proceedings against any members of the Seller’s Group of which the relevant employees have particular knowledge, whether by virtue of their involvement in the matters giving rise to the proceedings or otherwise.

20.	NO MERGER

The provisions of this Agreement shall remain in full force and effect notwithstanding Completion.

21.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument and shall not be effective until each of the parties has executed at least one counterpart.

22.	ENTIRE AGREEMENT

22.1	This Agreement and the documents referred to in it together constitute the entire agreement and understanding of the parties and supersede any previous agreement between the parties relating to the subject matter of this Agreement.

22.2	The Buyer acknowledges that no provisions are to be regarded as implied into this Agreement, save for those implied by law and which are not lawfully capable of being excluded. All implied provisions lawfully capable of being excluded are excluded for all purposes.

22.3	The Buyer acknowledges that it has conducted a thorough financial and legal due diligence exercise into the Group and has as a result formed an independent judgement as to the value of the Shares. In entering into this Agreement, and subject to schedule 5, the Buyer accepts that it is not relying on any representation, warranty or on any other information or statement of opinion or belief, including, without limitation, replies to due diligence enquiries, whether written or oral, express or implied, and whether made or given by the Seller or by any of its advisers, which is not expressly comprised within or the subject of any of the Warranties

22.4	Nothing in this clause 22 shall limit any liability of the Seller for fraud.

23.	GOVERNING LAW AND JURISDICTION

23.1	This Agreement shall be governed by and construed in accordance with the law of England and Wales. Save as otherwise provided in clause or in schedule 9, each party irrevocably submits to the exclusive jurisdiction of the courts of England and Wales over any claim, dispute or matter arising under or in connection with this Agreement.

23.2	Each party irrevocably waives any objection which it may have now or later to proceedings being brought in the courts of England and Wales and any claim that proceedings have been brought in an inconvenient forum. Each party further irrevocably agrees that a judgment in any proceedings brought in the courts of England and Wales shall be conclusive and binding upon each party and may be enforced in the courts of any other jurisdiction.

23.3	Nothing in this Agreement shall affect the right to serve process in any manner permitted by law.

24.	GENERAL

24.1	Failure or delay by any party in exercising any right or remedy under this Agreement will not in any circumstances operate as a waiver of it, nor will any single or partial exercise of any right or remedy in any circumstances preclude any other or further exercise of it or the exercise of any other right or remedy.

24.2	Any waiver of any breach of, or any default under, any of the terms of this Agreement will not be deemed a waiver of any subsequent breach or default and will in no way affect the other terms of this Agreement.

24.3	The Buyer may release or compromise the liability of, or grant time or any other indulgence to, any person who is a party to this Agreement without in any way prejudicing or affecting the liability (whether joint and several or otherwise) of any other person who is a party to this Agreement.

24.4	The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law.

24.5	No variation of this Agreement will be valid unless it is in writing and signed by or on behalf of each party to this Agreement but no variation will require the consent of any Group Company.

THIS AGREEMENT has been executed as a deed by or on behalf of the parties on the date at the top of page 1.

SCHEDULE 1

Part 1: Details of the Company

	Date and place of incorporation:	11 April 2003, England and Wales

	Registered number:	04731221

	Registered office:	65 Kingsway, London WC2B 6TD

Share capital:	Authorised:	£1,000 comprising 1,000 ordinary shares of £1 each

	Issued:	£1 comprising one ordinary shares of £1 each

	Directors:	Mohit Davar
David Painter

	Secretary:	Sylvain Pignet

	Shareholder:	Travelex Limited

	Auditors:	PricewaterhouseCoopers

	Accounting reference date:	31 December

	Charges:	Mortgage Charge Deed dated 2 August 2005 in favour of the Governor and Company of the Bank of Scotland

Part 2: Details of the Subsidiaries

	Name of Subsidiary:	Telepay Express S.A.

	Date and place of incorporation:	17 March 2005, Madrid, Spain

	Registered office:	cl Bravo Murillo, 125, Madrid, 28020 Spain

Share capital:	Authorised:	€500,000

	Issued:	€500,000

	Directors:	Sylvain Pignet
David Painter

	Secretary:	Mohit Davar

	Shareholders:	Travelex Limited

	Auditors:	PricewaterhouseCoopers

	Accounting reference date:	31 December

	Charges:	A mortgage charge deed in favour of the Governor and Company of the Bank of Scotland

	Name of Subsidiary:	Travelex Money Transfer LLC

	Date and place of incorporation:	3 June 2004, Delaware, USA

	Registered number:	None

	Registered office:	1209 Orange Street, Wilmington, Delaware 19801 USA

Share capital:	Authorised:	None

	Issued:	None

	Directors:	Mohit Davar
Robert Ayers
Richard Verasamy

	Secretary:	None

	Shareholders:	Travelex Americas, Inc.

	Auditors:	PricewaterhouseCoopers

	Accounting reference date:	31 December

	Charges:	A mortgage charge deed in favour of the Governor and Company of the Bank of Scotland

	Name of Subsidiary:	Travelex Money Transfer (Hong Kong) Limited

	Date and place of incorporation:	30 December 2005, Hong Kong

	Registered number:	1016366

	Registered office:	Unit 2211-2218, Level 22, Tower 1 Millennium City 1, 388 Kwan Tong Road, Kwan Tong, Kowloon, Hong Kong

Share capital:	Authorised:	HKD$1,000

	Issued:	HKD$1,000

	Directors:	Mohit Davar

	Secretary:	Sekots Secretarial Services Limited

	Shareholders:	Travelex Money Transfer Limited

	Auditors:	PricewaterhouseCoopers

	Accounting reference date:	31 December

	Charges:	None

Name of Subsidiary:		First Remit Limited

Date and place of incorporation:		26 April 2001, Ireland

Registered number:		342267

Registered office:		Mespil House, Sussex Road, Dublin 4, Ireland

Share capital:	Authorised:	€5,000,000 comprising 5,000,000 ordinary shares of €1 each

	Issued:	€1,170,824 comprising 1,170,824 ordinary shares of €1 each

Directors:		Mohit Davar
David Painter

Secretary:		Sylvain Pignet

Shareholders:		Travelex Money Transfer Limited

Auditors:		PricewaterhouseCoopers

Accounting reference date:		31 December

Charges:		None

	Name of Subsidiary:	Bellword GmbH

	Date and place of incorporation:	22 January 1997, Austria

	Registered number:	FN 154274z, Commercial Court of Vienna

	Registered office:	Reinprechtsdorferstrasse 16/24, A-1050 Vienna, Austria

Share capital:	Authorised:	ATS 3,000,000

	Paid:	ATS 3,000,000

	Directors:	Mohit Davar
Elke Hutter

	Secretary:	None

	Shareholders:	First Remit Limited

	Auditors:	PricewaterhouseCoopers

	Accounting reference date:	31 December

	Charges:	None

SCHEDULE 2

Warranties

For the purposes of schedule 2 only (but not part 1 of schedule 2 (other than paragraph 3.2 of part 1)), references to Group Company shall be deemed to include any other member of the Seller’s Group in relation to the Business to the extent that such member of the Seller’s Group undertakes the Business or has undertaken the Business in the period prior to the date of this Agreement.

Part 1: General

1.	SHARES AND OTHER SECURITIES OF THE COMPANY

1.1	The Shares represent the entire issued share capital of the Company.

1.2	The Seller is the legal and beneficial owner of the Shares.

1.3	The shareholders of each Group Company listed in schedule 1 are the legal and beneficial owners of the shares set out against their names.

1.4	The Shares and the issued shares of each other Group Company are fully paid and are free from any Encumbrance or any claim to or contract to grant any Encumbrance.

1.5	No Group Company has any debentures or other securities in issue, or has allotted any shares other than the shares shown in schedule 1 as being issued.

1.6	No person has the right (whether exercisable now or at a future date and whether contingent or not) to subscribe for, or to convert any security into, any shares, debentures or other securities of any Group Company.

1.7	The information set out in schedule 1 in relation to each Group Company is true, complete and accurate in all respects.

2.	CAPACITY

Each of the Seller and the Guarantor has full power to enter into and perform this Agreement and this Agreement constitutes obligations binding on each of them in accordance with its terms.

3.	SUBSIDIARIES AND BRANCHES

3.1	No Group Company has any interest in or is under a subsisting obligation to acquire any interest in any shares, debentures or other securities of any other body corporate.

3.2	No Group Company has any branch or other place of business outside the country of its incorporation other than the Company’s representative offices in Moscow and branch in Italy (details of which are set out in the Disclosure Letter).

4.	COMMISSION

No person is entitled to receive from any Group Company any finder’s fee or brokerage or other commission in connection with the sale of the Shares to the Buyer.

5.	INSOLVENCY

5.1	In this part 1, “Insolvency Proceedings” means any formal insolvency proceedings, whether in or out of court, including liquidation, administration, receivership, scheme of arrangement with creditors, moratorium, interim or provisional supervision by a court or court appointee, winding-up or striking-off or any event analogous to any such event in any jurisdiction outside the United Kingdom.

5.2	No Group Company has stopped or suspended payment of its debts, the Company has not received a written demand pursuant to section 123(1)(a) Insolvency Act 1986, no Group Company is insolvent or is unable to pay its debts as they fall due and the Company is not unable to pay its debts within the meaning of section 123 Insolvency Act 1986.

5.3	No Group Company has taken any steps to commence any Insolvency Proceedings, or received notice that any third party has commenced any Insolvency Proceedings, in either case whether in relation to the Group Company or any part of its assets or undertaking.

5.4	No petition has been presented, no order has been made and no resolution has been passed for the winding-up (or analogous procedure in any jurisdiction outside England and Wales) of any Group Company or for the appointment of any provisional liquidator (or analogous officeholder in any jurisdiction outside England and Wales).

5.5	No administrative receiver, receiver or receiver and manager (or analogous officeholder in any jurisdiction outside England and Wales) has been appointed of the whole or any part of the property, assets or undertaking of any Group Company.

5.6	No administrator (or analogous officeholder in any jurisdiction outside England and Wales) has been appointed in respect of any Group Company and no steps or actions have been taken in connection with the appointment of an administrator (or analogous officeholder in any jurisdiction outside England and Wales) in respect of any Group Company.

5.7	No voluntary arrangement has been proposed or approved under Part I Insolvency Act 1986 (and no analogous procedure has been proposed or approved in any jurisdiction outside England and Wales) and no compromise or arrangement has been proposed, agreed to or sanctioned under section 425 CA 1985 (and no analogous procedure has been proposed or approved in any jurisdiction outside England and Wales) in respect of any Group Company.

5.8	No distress, execution or other process has been levied on or applied for in respect of any asset of any Group Company.

5.9	No disqualification order has at any time been made pursuant to the provisions of the Company Directors Disqualification Act 1986, or the equivalent legislation in any jurisdiction outside England and Wales, or proceedings threatened against any current officer of any Group Company.

6.	SELLER GROUP RE-ORGANISATION

Complete copies of all documents relating to the Seller’s Group Re-organisation have been Disclosed or will be delivered to the Buyer on or before Completion.

Part 2: Accounts, Financial, Banking and Current Trading

1.	THE ACCOUNTS

1.1	The Accounts were prepared under the historical cost convention and in accordance with applicable laws and Statements of Standard Accounting Practice, Financial Reporting Standards, statements from the Urgent Issues Task Force and other generally accepted accounting practices in the United Kingdom.

1.2	The Accounts give a true and fair view of the assets, liabilities and state of affairs of the Company as at the end of the financial year to which they relate and of its profit or loss for the period ended on that date.

1.3	The Accounts have been prepared applying accounting policies and principles consistently with those used in the preparation of the audited statutory accounts of the Company in the previous two financial years of the Company, save for changes required by law or generally accepted accounting practices in the United Kingdom.

1.4	Without prejudice to the generality of paragraphs 1.1 to 1.3 above, the Accounts to the extent required to do so in accordance with generally accepted accounting practices in the United Kingdom:

1.4.1	provide for all liabilities whatsoever (other than contingent or potential liabilities which are not expected to crystallise) and disclose all contingent or potential liabilities which are not expected to crystallise and all capital commitments of the Company as at the Accounts Date;

1.4.2	correctly and accurately set forth the capital and reserves and all the assets of the Company as at the Accounts Date and the profits (or losses) of the Company for the financial year which ended on the Accounting Date;

1.4.3	provide for all bad and doubtful debts as at the Accounting Date;

1.4.4	are not affected (except as disclosed in the Accounts) by any extraordinary or exceptional event, circumstance or item.

1.5	The accounting records of each Group Company contain details of all transactions of the relevant Group Company and in the case of the Company, comply with the provisions of sections 221 and 222 CA 1985, and in the case of each other Group Company, with the analogous requirements in the jurisdiction which such Group Company is incorporated.

2.	MANAGEMENT ACCOUNTS

The Management Accounts:

2.1	have been prepared in good faith and with due care; and

2.2	are not misleading in the light of the purposes for which they were prepared.

3.	DEBTORS

3.1	There are no debts owing to any Group Company at the date of this Agreement (whether or not due for payment) other than trade debts incurred in the ordinary course of business and debts owing by other Group Companies.

3.2	No Group Company has factored or discounted any debt owing to it as at Completion.

4.	CREDITORS

4.1	No Group Company has any creditors other than any other Group Company and those disclosed in the Accounts or incurred in the ordinary course of business since the Accounts Date.

4.2	Annexed to the Disclosure Letter is a list of the trade creditors of each Group Company to whom sums in excess of €20,000 each remain unpaid at 60 days after invoice.

5.	GOVERNMENT GRANTS

No Group Company has applied for, or received, any grant, investment, subsidy or financial assistance from any government department or agency or any local or other authority.

6.	BANK ACCOUNTS

The Disclosure Letter contains the account details of all bank accounts of each Group Company.

7.	FACILITIES

No Group Company has any bank borrowings or similar financial facilities available to it other than in connection with the Shareholder Debt.

8.	POSITION SINCE THE ACCOUNTS DATE

8.1	Since the Accounts Date:

8.1.1	each Group Company has carried on its business in the ordinary course and in the same manner as in the 12 months preceding the Accounts Date;

8.1.2	there has been no material adverse change in the financial or trading position of any Group Company including any material adverse change in respect of turnover, profits or losses, margins of profitability, liabilities (actual or contingent) or expenses (direct or indirect) of the relevant Group Company when compared to the corresponding period in the previous financial year;

8.1.3	no Group Company has acquired, or agreed to acquire, any single asset having a value in excess of 20,000 Euros or assets having an aggregate value in excess of 250,000 Euros;

8.1.4	no Group Company has disposed of, or agreed to dispose of, any assets having a value reflected in the Accounts in excess of 100,000 Euros or acquired since the Accounts Date;

8.1.5	no dividend has been declared, paid or made by any Group Company;

8.1.6	no Group Company has assumed or incurred, or agreed to assume or incur, a liability, obligation or expense (actual or contingent) outside the ordinary course of business for a value in excess of 50,000 Euros; and

8.1.7	no share or loan capital has been allotted, issued, repaid or redeemed or agreed to be allotted, issued, repaid or redeemed by any Group Company.

Part 3: Compliance and Litigation

1.	LICENCES

1.1	Each Group Company holds all necessary licences, permits, consents, authorisations and permissions required (“Licences”) and has successfully completed all necessary registrations required (“Registrations”) to lawfully carry on a money transfer business in each jurisdiction in which such Group Company carries on business, and copies of all such Licences and Registrations are annexed to the Disclosure Letter. No Group Company carries on a business other than a money transfer business.

1.2	Each Licence and Registration referred to in paragraph 1.1 above of this part 3 is in full force and effect, and has been complied with in all respects and having made enquiries of the individuals listed in clause 8.8, the Seller is not aware of any reason why any of such Licences or Registrations should be suspended, cancelled or revoked.

1.3	No Group Company is or has been conducting any business requiring authorisation by the Financial Services Authority in the United Kingdom (“FSA”) (or any analogous authority outside of the United Kingdom).

2.	CONDUCT OF BUSINESS

2.1	Each Group Company is conducting and has conducted the business of the Group in material compliance with all applicable laws, regulations and rules and no Group Company is in material breach of any such laws, regulations and rules in each jurisdiction in which such Group Company carries on business, including (for the avoidance of doubt in relation to each Group Company) material laws, regulations and rules applicable to it where it carries on business with clients in jurisdictions other than the jurisdiction where the Group Company is based.

2.2	No Group Company has received any notice or other written communication (official or otherwise) during the past 12 months from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to an alleged, actual or potential violation and/or failure to comply with any such applicable law, regulation or rule requiring it to take or omit any action which in any case has had or would be likely to have a material adverse effect on the Business in the jurisdiction in which the Group Company carries on business including (for the avoidance in relation to each Group Company) such laws, regulations and rules applicable to it where it carries on business with clients in jurisdictions other than the jurisdiction where the Group Company is based.

2.3	No Group Company nor any of their officers, directors or employees (during the course of their duties) has done or omitted to do any act or thing which is in contravention of any legislation or other legal requirement to which such Group Company is subject and which has resulted or which could reasonably be expected to result in any fine, penalty, or sanction on the part of any Group Company or which would have a material and adverse effect on its business.

2.4	No Group Company’s assets include any “criminal property” as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition) (or any other equivalent legislation in any other jurisdiction in which such Group Company carries on business), or otherwise constitute assets or property obtained by reason of fraudulent conduct or deception committed or perpetrated by any director, officer or employee of any Group Company, save as Disclosed in the Disclosure Letter expressly by reference to this paragraph 2.4 of Part 3.

2.5	Each Group Company has filed all applicable material reports and periodic returns required to be filed with a regulatory or governmental authority having jurisdiction over that Group Company.

2.6	First Remit Limited does not have and since its acquisition by the Company has not had any operations, employees, activities or any business in the United Kingdom.

2.7	No examination of a Group Company carried out by a governmental, regulatory or other body during the past three years has resulted in such Group Company receiving a rating of “unsatisfactory” or its equivalent from that governmental, regulatory or other body.

3.	COMPETITION LAW

3.1	So far as the Seller is aware, no Group Company is or has been during the period of the Seller’s ownership, a party to or concerned in any agreement, concerted practice or course of conduct, transaction or arrangement which in whole or part infringes or constitutes an offence under or should have been registered or notified under the provisions of the competition or anti-trust law of any country in which it has assets or carries on business.

3.2	So far as the Seller is aware, in relation to competition or anti-trust matters in any jurisdiction in which it carries on business, no Group Company:

3.2.1	has given any undertaking or assurance which is still binding on it, to; or

3.2.2	is or has been subject to any order of or any investigation, enquiry, proceedings, reference or report by; or

3.2.3	has received any process, notice, request for information or other written communication from,

any court or the European Commission, the EFTA Surveillance Authority, the Office of Fair Trading, the Competition Commission, the Secretary of State for Trade and Industry or any other competition or other authority having jurisdiction in competition or anti-trust matters under any competition or anti-trust legislation in any country in which such Group Company has assets or carries on business.

4.	BOOKS, RECORDS AND RETURNS

4.1	The register of members or equivalent register in the case of any Group Company not incorporated in England and Wales of each Group Company is in the possession and ownership or under the control of the Group Company and is accurate and up to date.

4.2	All returns, particulars, resolutions and other documents required to be given or delivered by any Group Company to the Registrar of Companies for England and Wales or any equivalent registry in other jurisdictions in which a Group Company is incorporated have, so far as the Seller is aware, been correctly made up in all material respects and so given or delivered.

5.	LITIGATION

5.1	No Group Company is currently engaged, or has during the period of two years ending on the date of this Agreement been engaged, in any litigation, arbitration, mediation, conciliation or expert determination whether as claimant or defendant or in any other capacity where the amount claimed, contested or in dispute was in excess of €20,000.

5.2	No Group Company has received notice that it is subject to any material investigation, inquiry or enforcement proceedings or other process by any governmental, administrative or quasi-governmental regulatory body or agency nor is any Group Company in dispute with any such body or agency.

5.3	So far as the Seller is aware, there are no dispute resolution processes, proceedings and other processes or disputes such as are referred to in paragraphs 5.1 and 5.2 of this part 3 threatened by or threatened against any Group Company, and so far as the Seller is aware there are no facts or circumstances likely to result in any such proceedings.

Part 4: Contracts

1.	MATERIAL CONTRACTS

1.1	A copy of each agreement under which a Group Company enjoys rights or by which a Group Company is bound at the date of this Agreement and which is material for the purposes of paragraph 1.2 of this part 4 is annexed to the Disclosure Letter (or, where any such agreement is not in writing, details of the key terms of that agreement are contained in the Disclosure Letter).

1.2	The following agreements shall be regarded as material for the purposes of this paragraph 1.2, namely:

1.2.1	the top 15 (by volume) Send Agents Agreements as listed in the Disclosure Letter;

1.2.2	the top 15 (by volume) Receive Agents Agreements as listed in the Disclosure Letter;

1.2.3	Profit Share Agreement between the Company and Equitable PCI Bank dated April 2004;

1.2.4	share sale and purchase agreement in relation to First Remit Limited between the Company and Masternet Associates Limited dated 12 August 2005;

1.2.5	any agreement, contract or arrangement which involves hire purchase, conditional sale, credit sale, leasing, hiring or similar arrangements with payments in excess of 100,000 Euros per annum;

1.2.6	any agreement, contract or arrangement which involves or is likely to involve any capital expenditure by the relevant Group Company in excess of 100,000 Euros by the relevant Group Company;

1.2.7	any agreement, contract or arrangement which restricts the freedom of the relevant Group Company to carry on its business or exploit its assets in any part of the world; and

1.2.8	any agreement contract or arrangement which is material to the business of any Group Company by reason of its monetary or strategic value which requires the consent of any third party to be obtained to the transactions contemplated by this Agreement, or where any third party would be entitled to terminate such agreement, contract or arrangement as a result of the transactions contemplated by this Agreement.

1.3	No Group Company has materially breached and, so far as the Seller is aware, no counterparty is in material breach, of any of the agreements referred to in paragraph 1.2 of this part 4, and no Group Company has received notice from any counterparty alleging any such material breach by such Group Company.

1.4	There is no subsisting dispute of a material nature between any Group Company and any other person in relation to any of the agreements referred to in paragraph 1.2 of this part 4, and there are no circumstances which the Seller believes to be likely to give rise to any such dispute.

1.5	No Group Company has given notice or received any written notice terminating any of the agreements referred to in paragraph 1.2 of this part 4.

1.6	No Group Company is a party to any subsisting agreement:

1.6.1	which is not in the ordinary course of business or which is not on arm’s length terms; or

1.6.2	pursuant to which the Group Company has disposed of any shares or business and remains subject to any actual or contingent liability.

1.7	No Group Company is or has agreed to become, a member of any partnership, joint venture or consortium or a party to any other arrangement for sharing income, profits, losses or expenses.

2.	POWERS OF ATTORNEY AND AUTHORITIES

There are no subsisting powers of attorney given by any Group Company and no other subsisting written authorities by which any person may execute any document, enter into any agreement or do or agree to do anything on behalf of a Group Company.

3.	OTHER BUSINESS MATTERS

3.1	During the 12 months ending on the date of this Agreement there has been no material change in the basis or terms on which any substantial supplier of any Group Company (providing five per cent. or more of a Group Company’s supplies in any accounting year) does business with any Group Company (apart from normal price changes), and no such supplier has ceased or substantially reduced its business with any Group Company, and so far as the Seller is aware, no indication has been received by any Group Company or the Seller that there will be any such material change, cessation or reduction.

3.2	The execution of this Agreement and the observance and performance of its provisions will not so far as the Seller is aware:

3.2.1	result in a breach of any law, regulation, court order, judgment, injunction, undertaking, decree or similar imposition to or by which any Group Company is bound; and

3.2.2	result in the loss or impairment of or any default under any licence, authorisation or consent required by any Group Company to carry on a money transfer business.

4.	AGENT CONTRACTS

The material terms and conditions applicable to all agents engaged by any Group Company for the purposes of its business who are not engaged on the standard form agent contracts (copies of which are contained in the Disclosure Documents at numbers 42 and 43 of the data room index forming part of the index to the Disclosure Documents) are contained in the schedule of agents contained in the Disclosure Bundle at tab 33 of the Disclosure Bundle.

Part 5: Assets

1.	ASSETS SUFFICIENT FOR THE BUSINESS

The assets and rights owned by or licensed to each Group Company, together with the assets and rights to be supplied under the Transitional Services Agreement and the Trademark Agreement and assets held under any finance lease, hire purchase and rental or credit sale agreements Disclosed, comprise all of the assets and rights necessary for the continuation of the business of such Group Company as carried on at the date of this Agreement.

2.	OWNERSHIP AND POSSESSION OF ASSETS

2.1	All assets used by each Group Company in the course of its business as carried on at the date of this Agreement or which are necessary for the continuation of its business, other than any asset held under a finance lease, hire purchase and rental or credit sale agreement which has been Disclosed, are legally and beneficially owned by the Group Company free from Encumbrances, and so far as the Seller is aware, no person has claimed to be entitled to an Encumbrance in respect of any such asset.

2.2	All of the material tangible assets owned by any Group Company, or which any Group Company has the right to use, are in the possession and ownership or under the control of the Group Company.

3.	INSURANCE

3.1	Details of each Group Company’s insurances, including a summary of the level of cover and insured risks under the insurance policies maintained by or on behalf of each Group Company are set out in the Disclosure Documents.

3.2	All premiums due on the subsisting insurance policies of or covering each Group Company have been duly paid, and so far as the Seller is aware nothing has been done or omitted to be done which would make any policy of insurance maintained by a Group Company void or voidable.

3.3	The Disclosure Letter contains details of all insurance claims in excess of €20,000 made by any Group Company during the period of two years ending on the date of this Agreement. No insurance claim is pending or outstanding and, so far as the Seller is aware, there are no circumstances which would entitle any Group Company to make a claim in excess of €20,000.

3.4	Each Group Company is, and so far as the Seller is aware, has at all material times been covered against what the Seller reasonably considers to be the risks normally insured against by persons carrying on the same class of business.

4.	LEASED ASSETS

No Group Company holds any material assets under a finance lease or a hire purchase, rental, credit sale or other similar agreement.

Part 6: Property

1.	TITLE

1.1	The Properties and the Implants comprise all the properties owned, occupied or otherwise used by the Group Companies and they are all occupied solely by the Group Companies.

1.2	The Group Companies are not entitled to any estate or interest in any freehold or leasehold property other than the Properties and the Implants. The Group Companies are not party to any uncompleted agreement to acquire or dispose of any freehold or leasehold property.

1.3	Except in relation to the Properties and the Implants, the Group Companies have no liability (whether actual or contingent) in relation to any freehold or leasehold property.

2.	ENCUMBRANCES

2.1	The Properties are not subject to outgoings other than usual business and water rates, rent, service charge and other payments due under the Leases.

2.2	So far as the Seller is aware, the Properties are free of any restrictive covenants, easements, licences, restrictions, overriding interests or other similar rights vested in third parties which would adversely affect the use of the Properties.

2.3	The Properties are not subject to options or rights of pre-emption.

3.	PLANNING

3.1	The use of each of the Properties is the permitted use for the purposes of the Planning Acts, as defined in section 336 Town and Country Planning Act 1990 or the corresponding law applicable in the jurisdiction in which such Property is situated (“Planning Acts”).

3.2	So far as the Seller is aware, it has complied and is complying with all planning permissions applicable to the Properties.

4.	STATUTORY OBLIGATIONS

Each Group Company has complied and is complying in all material respects with applicable statutory and bye-law requirements, rules and regulations and other legal requirements with respect to the Properties in each jurisdiction in which any of the Properties is situated and is not in material breach of any such statutory and bye-law requirements, rules and regulations and other legal requirements in any jurisdiction in which any of the Properties is situated .

5.	ADVERSE ORDERS

So far as the Seller is aware, there are no compulsory purchase notices, orders or resolutions affecting any of the Properties.

6.	INSURANCE

So far as the Seller is aware, the landlords under the Leases are complying with their obligations under the Leases to insure the Properties.

7.	THE LEASES

7.1	The information contained in part 2 of schedule 4 is true and accurate in all material respects.

7.2	Each Group Company has paid the rent and substantially observed and performed the tenant’s covenants and the conditions contained in the Leases and the last demand for rent (or receipt if issued) in relation to each of the Leases was unqualified.

7.3	There are no rent reviews in progress under any of the Leases.

7.4	No obligation necessary to comply with a notice given by or other requirement of the landlord under any Lease is outstanding and unperformed.

8.	THE IMPLANTS

8.1	The information contained in part 1 of schedule 4 is true and accurate in all material respects.

8.2	Each Group Company has paid the fees and substantially observed and performed the licensee’s covenants and the conditions contained in the licence agreement relating to each Implant.

9.	RIGHTS ENJOYED WITH THE PROPERTIES

So far as the Seller is aware there are appurtenant to the Properties all rights and easements necessary for their present use and enjoyment.

10.	OCCUPATION AND USE OF THE PROPERTIES

10.1	Except for any leases, tenancies or other rights of occupation to which the Properties are subject which have been Disclosed, the Group Companies are in occupation of the whole of the Properties and no other person has any right (actual or contingent) to possession or occupation of the Properties, or any interest in them.

10.2	The use of the Properties for the purposes stated in schedule 4 corresponds to the use to which they are in fact put and the Properties are not used for any other purpose.

11.	LEASES AFFECTING THE PROPERTIES

The Disclosure Letter fully and accurately discloses any lease, tenancy or other right of occupation in respect of the Properties, whether granted by or to the Group Companies and any contract in respect of, and all relevant terms, provisions and other matters relating to, any such lease, tenancy or other right.

Part 7: Pensions

In this part 7, “Disclosed Schemes” means the schemes known as UK:- the Travelex Group Personal Pension Plan , the Group Stakeholder Pension Scheme, (both of which are operated by Scottish Equitable plc), the Travelex Partners Life Assurance Benefit available under the Flexible Benefits Scheme only) (provided by Legal and General) and the Travelex Lump Sum Life Assurance Benefit and the Dependents Death in Service Pension (provided by Canada Life). Asia:- the ORSO Pension Scheme (closed), the Mandatory Provident Fund (open) (both of which are operated by HSBC). Life Insurance Scheme (provided by Metropolitan Life Insurance Company of Honk Kong Limited). France:- Additional Pension Plan for one employee only (Guiseppe Mastroberardion, Director Development TMT France) (provided via Sante Gestion Plus (broker) and Generali France (provider). Life Assurance Scheme (provided via Sante Gestion Plus (broker) and Generali France (provider). India:- Life Insurance Group Gratuity Scheme (provided by Life Insurance Corporation of India).

1.	NO OTHER ARRANGEMENTS

Except for the Disclosed Schemes, no Group Company participates in or contributes to any personal pension schemes or occupational pension schemes, or other scheme (in any jurisdiction in which a Group Company carries on business) the main or only purpose of which is to provide pension, retirement or death benefits for any of its employees or for the widow, widower, child or dependant of any such employee.

2.	NO ASSURANCES, ETC

No Group Company has given any undertaking as to the introduction, improvement or increase of any benefit of a kind described in paragraph 1 of this part 7 and is neither paying nor has in the last two years paid any such benefit to any employee.

3.	CONTRIBUTIONS

Each Group Company has paid all contributions and premiums which have fallen due for payment by it to the Disclosed Schemes.

4.	DOCUMENTS

The Seller has supplied the Buyer with documents containing full, accurate and up to date details of the Disclosed Schemes, including:

4.1	the number of employee members;

4.2	the amount of the Company’s contributions in respect of its employees; and

4.3	the Company’s, and its employees’, obligations and liabilities under the Disclosed Schemes.

5.	NO OUTSTANDING CLAIMS

No claim, dispute, complaint or investigation has arisen which relates to the Disclosed Schemes and so far as the Seller is aware there is no reason why any such claim, dispute, complaint or investigation should arise.

6.	COMPLIANCE

The Group Companies and the Disclosed Schemes comply, and have at all times complied, with all legal and regulatory requirements relevant to the Disclosed Schemes in any jurisdiction in which the Disclosed Schemes operate, and no Group Company is in breach of any of such legal or regulatory requirements in any jurisdiction in which any of the Disclosed Schemes operate.

7.	MONEY PURCHASE ONLY

All benefits under the Disclosed Schemes (other than those which are fully insured) are calculated on a money purchase basis only and there is no obligation on the Group Companies or under the Disclosed Schemes (other than in the case of those benefits which are fully insured) to provide any specified level of benefits.

Part 8: Employment

1.	The Disclosure Documents contain full details of the identities, dates of birth, dates of commencement of employment, job titles, notice periods and basic annual salaries and benefits and emoluments of all the individuals employed by each Group Company (together the “Employees”).

2.	Copies of all the standard contracts applying to the Employees are annexed to the Disclosure Letter.

3.	Copies of the written service agreements, contracts of employment or particulars of employment of all Employees, workers and officers of each Group Company who are employed or engaged other than on the standard contracts are contained in the Disclosure Documents.

4.	Copies of all manuals, handbooks, rules, regulations, policies, procedures and practices relating to the Employees are contained in the Disclosure Documents.

5.	The Disclosure Letter contains details of any outstanding offer of employment made to any individual by the Company.

6.	Other than the collective bargaining agreements in respect of the UK, France and Italy (full details of which are contained in the Disclosure Letter), there are no agreements between any Group Company and any trade union or other body representing the Employees nor are there any works councils or staff associations or other employee representatives in place.

7.	No Employee has a right to return to work (whether for reasons connected with maternity leave, absence by reason of illness or incapacity or otherwise) or a right to be reinstated or re-engaged by any Group Company.

8.	There is no agreement, scheme or policy of insurance for the payment of any allowances, lump sums or other like benefits during periods of sickness or disablement for the benefit of the Employees.

9.	Copies of all agreements for the provision of consultancy services to any Group Company with annual payments in excess of €50,000 and details of the terms applicable to the secondment to or from any Group Company of any person are annexed to or (as the case may be) contained in the Disclosure Documents.

10.	No Group Company is under any obligation to make any payment on redundancy in excess of any redundancy payment required by law or by any applicable collective bargaining agreement.

11.	There are no schemes in operation by or in relation to any Group Company under which any Employee is entitled to any remuneration calculated by reference to the whole or part of the turnover, profits or sales of any Group Company or to any other form of bonus or commission.

12.	No Group Company operates any approved share option scheme, share incentive scheme, approved profit sharing scheme, enterprise management incentive scheme, employee share ownership plan or unapproved share scheme under which share benefits are provided, in respect of any Employee or former Employee.

13.	The Disclosure Letter sets out all material benefits to which the Employees are entitled. No proposal or commitment has been communicated to any Employee regarding the introduction, increase or improvement of any material benefit.

14.	All subsisting contracts of service and all contracts for services with any individual to which any Group Company is a party are determinable on three months’ notice or less, and no Group Company is contractually obliged to make any payment as a consequence of the termination of any such contract.

15.	No Employee has given or received a period of notice terminating his or her employment or engagement which has not yet expired.

16.	There is no outstanding claim or legal proceeding where the amount claimed or likely to be claimed is in excess of €20,000 against any Group Company by any Employee or former Employee in relation to his or her employment, and so far as the Seller is aware, no such claim or legal proceeding, is pending or has been threatened.

17.	Other than in relation to season ticket loans, no Group Company has made any loan or advance, or provided any other form of financial assistance, to any past or present Employee which is still outstanding.

18.	No Group Company has made, agreed or proposed any change of terms and conditions of employment or engagement of any of its Employees with a basic salary in excess of €50,000 per annum, workers and officers which has not yet taken effect or any such change with regard to any other Employees which is material in the context of the Business as a whole and which has not yet taken effect.

19.	There are no amounts in excess of €10,000 owing to any present or former officers, workers or Employees of any Group Company, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of business expenses incurred during such month.

20.	Particulars of all Employees who have been absent from work for more than four weeks (whether on maternity leave, unpaid leave, long-term sickness, secondment, authorised annual leave or otherwise) in the 12 month period ending on the date of this Agreement are contained in the Disclosure Letter.

21.	The Disclosure Letter sets out details of any job share, flexitime or flexible working arrangements or early retirement schemes applicable to any Employees of any Group Company.

22.	No Group Company uses the services of outworkers, agency or other self-employed persons or contracted labour.

23.	No Employee of any Group Company is subject to any disciplinary action or is engaged in any grievance procedure (pursuant to the Employment Act 2002), or the relevant equivalent legislation in the jurisdiction in which such Group Company carries in business.

24.	Each Group Company has complied in all material respects with all applicable legal requirements (whether statutory or otherwise), rules, regulations and procedures applicable to the Employees in any jurisdiction in which such Employees are employed by a Group company (“Employment Regulations”) and no Group Company is in material breach of any Employment Regulations in any jurisdiction in which it employs any of the Employees.

Part 9: Intellectual Property

1.	DEFINITIONS

In this part 9:

“Business Intellectual Property”	the MONEY TRANSFER, globe, First Remit trade marks shown in the schedule of trade marks at tab 33(1) of part 3E of the CD-Rom index to the Disclosure Documents, the domain names listed in the Disclosure Letter and the copyright in the TMT money transfer IT system; and

“Licence”	means any licence, permission or consent in respect of the use of any Intellectual Property (including, without limitation, any unwritten and/or informal licensing arrangement) and any arrangement of which any licence, permission or consent forms part.

2.	GENERAL

There is no material Intellectual Property owned or used by the Group Companies as at the date of this Agreement (excluding computer programs licensed to the Group Companies on standard terms) other than as licensed under the Trade Mark Agreement and other than the Business Intellectual Property.

3.	OWNERSHIP

3.1	One of the Group Companies is either the sole legal and beneficial owner of the Business Intellectual Property free from any Encumbrances, or has a valid Licence which will continue to subsist after Completion to use the Business Intellectual Property.

3.2	All of the domain names which are owned and/or used by any Group Company are listed in the Disclosure Letter. A Group Company is the sole legal and beneficial owner of all such listed domain names.

4.	INFRINGEMENTS

4.1	No activities of any Group Company (or of any licensee under any Licence granted by any Group Company) infringe any Intellectual Property of a third party or involve the unlicensed use of a third party’s confidential information or give rise to liability to pay compensation.

4.2	So far as the Seller is aware, no third party has made any unauthorised use or exploitation of any Business Intellectual Property or Intellectual Property licensed under the Trade Mark Agreement or has infringed any Business Intellectual Property or Intellectual Property licensed under the Trade Mark Agreement.

4.3	So far as the Seller is aware, no third party or competent authority has, within the 12 months prior to the date of this Agreement, made any claim, challenge or opposition against any Group Company in relation to the Business Intellectual Property or Intellectual Property licensed under the Trade Mark Agreement.

4.4	In respect of registered Intellectual Property Rights comprised in the Business Intellectual Property and/or Intellectual Property licensed under the Trade Mark Agreement and any applications for the same, all renewal and other fees have been duly paid, all steps required for their prosecution, maintenance and protection have been taken and so far as the Seller is aware there are no grounds on which any person is or will be able to seek to object to any application or cancel, rectify or otherwise modify any registration.

4.5	No licence in respect of the Business Intellectual Property Rights or Intellectual Property licensed under the Trade Mark Agreement has been entered into or given by the relevant Group Company in favour of any third party other than those Disclosed in the Disclosure Letter and no Group Company is obliged to enter into or grant any such licence.

4.6	So far as the Seller is aware, neither the Seller nor any Group Company has disclosed, nor is obliged to disclosed, any Know How to any third party, other than those of any Group Company’s officers or employees who are bound by obligations of confidence. Save for officers or employees of the relevant Group Company, so far as the Seller is aware, no third party has had access to any of the Know How relating to or held by a Group Company. No Group Company is restricted in their ability to use, or to disclose to any third party, any information or Know How.

4.7	Complete and accurate copies of all licences, sub licences and other agreements whereby each Group Company is licensed or otherwise authorised to use the Intellectual Property rights of a third party or whereby any Group Company licenses or otherwise authorises a third party to use the Intellectual Property rights are attached to the Disclosure Letter. All of them are in full force and effect, no notice having been given to terminate them, and the obligations of all parties in respect of them have been fully complied with and no disputes have arisen in respect of them.

4.8	Each Group Company has complied with all applicable laws and regulations in any jurisdiction in which it carries on business relating to the ownership and/or use of the Business Intellectual Property and no Group Company is in material breach of any applicable laws or regulations relating to the ownership and/or use of the Business Intellectual Property in any jurisdiction in which it carries on business.

Part 10: Information Technology

1.	DEFINITIONS

In this part 10:

“Hardware”	means all information technology, telecommunications, network and peripheral equipment used by any Group Company at the date of this Agreement;

“Intellectual Property”	has the same meaning as in part 9 (Intellectual Property) of this schedule;

“IT Systems”	means all Hardware and Software; and

“Software”	means all computer programs which are used by any Group Company at the date of this Agreement.

2.	THE HARDWARE AND SOFTWARE

2.1	The Group Companies own or are permitted under agreement to use the Hardware and own or are licensed to use the Software.

2.2	Save as set out in the Disclosure Letter, none of the Software was designed, written or developed for any Group Company.

2.3	Full details of all Software used or held by each Group Company are set out in the Disclosure Letter. Copies of all licences, escrow agreements and development agreements in respect of such Software (other than computer programmes licences to the Group Companies on standard terms) are enclosed in the Disclosure Documents. The licences of such Software have been complied with in all material respects.

3.	ADEQUACY OF IT SYSTEMS

3.1	The IT Systems are the only information technology systems required by the Group Companies to carry on their respective businesses as at the date of this Agreement.

3.2	The IT Systems are legally and beneficially owned free from any encumbrance and are in the possession of the Group Companies or each Group Company has a valid contractual right to use the IT Systems that will subsist after Completion.

3.3	Save as Disclosed in the Disclosure Letter, no third party provides any part of the IT Systems under any outsourcing, application service provider, hosting or similar arrangement.

4.	OPERATION AND MAINTENANCE OF IT SYSTEMS

4.1	The Disclosure Letter contains details of the material maintenance and support agreements specifically relating to the IT Systems.

4.2	There has been no material disruption to the business of any Group Company in the 12 month period ending on the date of this Agreement due to failures or breakdowns of the IT Systems or any part of them.

5.	SECURITY OF IT SYSTEMS

The Disclosure Letter contains details of the security processes in place protect the IT Systems and the disaster recovery processes used by any Group Company to enable the Group Company to continue to function without any material disruption in the event of a failure or breakdown of any part of the IT Systems.

6.	COMPLIANCE

Each Group Company has complied with all applicable laws and regulations in any jurisdiction in which it carries on business relating to the ownership and/or use of the IT Systems, and no Group Company is in material breach of the provisions of any such laws or regulations in any jurisdiction in which it carries on business.

7.	DATA PROTECTION

7.1	Each Group Company has at all times complied with the Data Protection Act 1998 and Electronic Communications (EC Directive) Regulations 2003 (or the equivalent legislation and/or regulations in the jurisdiction in which such Group Company is incorporated) (together the “Data Protection Legislation”).

7.2	No Group Company has received a notice, complaint or allegation from either the Information Commissioner (or equivalent body in the jurisdiction in which such Group Company is incorporated) or a data subject alleging non-compliance with the Data Protection Legislation.

Part 11: Environmental

1.	DEFINITIONS

1.1	In this part 11 of schedule 2 the following expressions shall have the following meanings:

“EHS Law”	all applicable law (whether criminal, civil or administrative), common law, judgment, court order, statute, statutory instrument, regulation, directive, European Union decision (insofar as legally binding), by-law, treaty, government circular, code of practice and guidance notes, or instruction or decision of any competent regulatory body in force from time to time relating to EHS Matters in any jurisdiction in which a Group Company carries on business;

“EHS Matters”	all or any matters relating to the pollution or protection of the environment or harm to or the protection of human health and safety or the health of animals and plants.

2.	COMPLIANCE WITH EHS LAW

2.1	Each Group Company and its officers, agents and employees comply, and have at all times complied in all material respects with EHS Law in operating its money transfer business.

2.2	No Group Company has received any communication in any form from any relevant authority alleging it is in breach of EHS Law, or where failure to comply with such communication could constitute a breach of EHS Law or where compliance with such communication could be secured by further proceedings by such relevant authority.

3.	LIABILITY

3.1	So far as the Seller is aware, there are no facts or circumstances which may give rise to any actual or potential liability (whether civil or criminal) on the part of any Group Company in relation to EHS Matters.

3.2	No Group Company has received any written notice of any complaint or claim from any person in respect of EHS Matters.

3.3	So far as the Seller is aware, no Group Company is, nor has any Group Company been in the period of six years prior to the date of this Agreement, engaged in any action, litigation, arbitration or dispute resolution proceedings or subject to any investigation under EHS Law or otherwise in relation to EHS Matters and the Seller is not aware of any such matters pending or being threatened or of any circumstances or facts likely to give rise to any such matters.

SCHEDULE 3

Taxation

Part 1: Tax definitions and interpretation

1.	TAX DEFINITIONS

In this schedule the following words and expressions shall have the following meanings unless the context requires otherwise:

“Company”	in this schedule means each Group Company as if the provisions of this schedule were set out in full in respect of each Group Company

“Event”	any act, omission, arrangement, transaction or other event whatsoever including but not limited to;

(a) any transaction, action or omission (whether or not the Company is party to it);

(b) the earning, receipt or accrual for any Taxation purpose of any income, profits or gains;

(c) the incurring for any Taxation purpose of any loss or expenditure;

(d) the declaration, payment or making of any dividend or other distribution; and

(e) the sale and purchase of the Shares pursuant to this Agreement.

“Group Relief”	losses and other amounts eligible for surrender pursuant to sections 402 to 413 (inclusive) of ICTA;

“ITEPA”	the Income Tax (Earnings and Pensions) Act 2003;

“Relief”	any loss, relief, exemption, allowance, deduction, credit or set-off in respect of Tax or relevant to the computation of Tax and any right to repayment of Tax and:

(a) any reference to the “use or set-off” of a Relief shall be construed accordingly;

(b) any reference to the “loss” of Relief includes the absence, non-existence, reduction or cancellation of any such Relief or such Relief being wholly or partly unavailable; and

(c) any reference to a “right to repayment of Tax” includes any right to repayment supplement or interest or other similar payment in respect of Tax,

and cognate expressions shall be construed accordingly;

“Saveable Amount”	in respect of a Seller’s Relief, the amount by which a Tax Liability that would otherwise have given rise to an actual payment of Tax, can be decreased by the use of that Seller’s Relief;

“SDLT”	stamp duty land tax;

“Seller’s Group”	the group of companies within the meaning of sections 402 to 413 ICTA of which the Seller is a member;

“Seller’s Relief”	any Relief arising to the Company pursuant to an Event which occurred prior to the date of this Agreement, other than a Relief referred to in paragraph 2.1.2 of this part 1;

“Tax” or “Taxation”	all forms of taxation and duties imposed in the United Kingdom, Ireland, Hong Kong, Spain, United States of America, Austria or elsewhere whether past or present including but not limited to:

(a)     in the United Kingdom, corporation tax, income tax to which the Pay As You Earn system applies, advance corporation tax, any liability arising under section 419 or 601 ICTA, national insurance contributions, stamp duty, stamp duty land tax, stamp duty reserve tax, value added tax and input tax with the meaning of section 24 VATA;

(b) the overseas equivalents of the taxes referred to in paragraph (a);

(c)     all penalties, surcharges, fines and interest relating to any of the above (including in the United Kingdom any interest or penalty in respect of the underpayment of instalments under the Corporation Tax (Instalment Payments) Regulations 1998); and

(d) any payment by way of settlement or compromise of any Tax Demand or Tax Liability of the Company in respect of any of the above;

“Tax Authority”	H.M. Revenue & Customs and any other authority, body or official (whether in the United Kingdom, Ireland, Hong Kong, Spain, United States of America, Austria or elsewhere) competent to assess, demand, impose, administer or collect Tax or make any decision or ruling on any matter relating to Tax; and

(a)     in the case of either an obligation to make a payment, or repay (in whole or in part) any payment, for group relief, the surrender of advance corporation tax or a transferred tax refund, any person to whom such payment or repayment is required to be made;

(b)     in the case of an obligation to make a payment or repayment in respect of VAT to a member of a group (as described in section 43 VATA), the member of the VAT group to which such payment or repayment is required to be made; and

(c) in the case of an obligation to make a payment or repayment in respect of corporation tax to a member of a group of companies in circumstances where arrangements exist with HM Revenue & Customs pursuant to section 36 Finance Act 1998 whereby one member of the group may discharge the liability of other members of the group to pay corporation tax, the member of the group of companies to which such payment or repayment is required to be made;

“Tax Demand”	any notice, demand, assessment, letter or other document issued or other action taken by or on behalf of any Tax Authority (or any return or other document prepared or to be prepared by or on behalf of the Company) indicating that:

(a) the Company or the Buyer has or may have a liability to make a payment of or in respect of Tax; or

(b) any Relief is, may be or has been (in whole or in part) lost, set-off or used,

and in respect of which a Tax Claim may be made; and

“Tax Liability”	the meaning ascribed to it in paragraph 2 of this part 1.

2.	TAX INTERPRETATION

2.1	In this schedule reference to a “Tax Liability” means:

2.1.1	a liability to make any actual payment or increased payment of or in respect of Tax (whether or not such liability is a primary liability and whether or not the person so liable has or may have any right of indemnity or reimbursement (statutory or otherwise) against any other person);

2.1.2	the loss, use or set off of any Relief which has been taken into account in computing, or in obviating the need for, any provision for Tax in the Accounts or which is reflected or shown as an asset in the Accounts;

2.1.3	the use or set off of any Relief which arises in respect of an Event occurring after the date of this Agreement where the use or set off of that Relief has the effect of reducing or eliminating any Tax Liability of the Company which would otherwise have given rise to a Tax Claim for which the Seller would have been liable;

2.1.4	subject to clause 4.4 of Part 3 hereof any liability to make a payment for group relief other than to a Group Company or for the surrender of advance corporation tax or for a transferred tax refund or any refund;

2.1.5	any liability to make a payment or repayment in respect of VAT to a member of a group (as described in section 43 VATA) of which the Company was a member prior to Completion;

2.1.6	any liability to make a payment in respect of corporation tax to a member of a group of companies in circumstances where arrangements exist with the Inland Revenue pursuant to section 36 Finance Act 1998 whereby one member of that group may discharge the liability of other members of that group to pay corporation tax;

provided that:

2.1.7	in cases falling within paragraph 2.1.2 of this part 1 where the Relief lost:

2.1.7.1	is a right to a repayment of Tax, the Tax Liability shall be treated as being equal to the amount of Tax which would have been repaid but for such loss;

2.1.7.2	would have operated as a deduction from gross income, profits or gains, the Tax Liability shall be treated as being an amount equal to the earliest liability of the Company to make an actual payment of Tax which could have been avoided by the use or set off of that Relief had it not been lost;

2.1.8	in cases falling within paragraph 2.1.3 of this part 1, the Tax Liability shall be treated as being equal to the amount of Tax for which the Company would have been liable had that liability not been set off or otherwise extinguished by the use or set off of the Relief in question; and

2.1.9	in any case falling within paragraphs 2.1.4, 2.1.5 or 2.1.6 of this part 1, the Tax Liability shall be treated as being equal to the amount of the payment required to be paid or repaid.

2.2	In interpreting and applying this schedule:

2.2.1	references to a part are references to one of parts 1 to 4 of this schedule;

2.2.2	any reference to any Event occurring or to anything being the case includes any Event which is deemed to occur and anything which is deemed to be the case for Tax purposes;

2.2.3	any reference to income, profits or gains earned, accrued or received or having arisen includes income, profits or gains deemed to be or treated as being earned, accrued or received or as having arisen for any Tax purposes;

2.2.4	any reference to an Event occurring “in the ordinary course of the Company’s business” in this schedule shall not include:

2.2.4.1	any transaction or arrangement or series of transactions or arrangements which relate to or involve the acquisition or disposal of an asset or the supply of services (including the lending of money, or the hiring or licensing of tangible or intangible property) which is not entered into on arm’s length terms but only (in the case of an acquisition of an asset or the receipt of services) to the extent of the excess (if any) of the consideration actually paid over the consideration deemed to have been paid and (in the case of a disposal of an asset or the supply of services) to the extent of the excess (if any) of the consideration deemed to have been received over the consideration actually received;

2.2.4.2	any transaction or arrangement or series of transactions or arrangements which relate to or involve any company becoming or ceasing to be treated as a member of a group of companies or as becoming or ceasing to be associated or connected with any other person for Tax purposes;

2.2.4.3	anything which involves, or leads directly or indirectly to, the receipt by a Company of any demand in respect of any Tax Liability (other than in respect of income tax payable via the pay as you earn system, national insurance contributions or VAT) of, or properly attributable to, another person (other than another Company);

2.2.4.4	any transaction or arrangement or series of transactions or arrangements which include any step or steps having no commercial or business purpose other than the reduction, avoidance or deferral of a Tax Liability;

2.2.4.5	any distribution (within the meaning of Part VI section 418 ICTA) or deemed distribution;

2.2.4.6	any Event which gives rise to a Liability to Taxation in respect of deemed (as opposed to actual) income, profits or gains;

2.2.4.7	the creation, cancellation or reorganisation of any share or loan capital of the Company;

2.2.4.8	the failure by the Company to deduct or account for Taxation;

2.2.4.9

2.2.4.11 any Event giving rise to any fine, penalty, surcharge, interest or other imposition relating to Taxation but only in circumstances where such fine, penalty, surcharge, interest or other imposition relating to Taxation results from a deliberate failure by the Seller to pay such on the last date such Taxes are due.

2.2.5	Any reference to the last date on which a payment of Tax can be made or to the last date on which the Company is liable to make an actual payment of Tax (and cognate expressions) shall be interpreted as meaning the last date on which a payment in respect of Tax can be made to the appropriate Tax Authority without incurring a liability (contingent or otherwise) to interest or a charge or penalty in respect of late payment of such Tax.

2.2.6	References to United Kingdom statutory provisions shall include where appropriate the equivalent provisions in other jurisdictions.

Part 2: Tax Warranties

1.	GENERAL

1.1	All returns, computations and information which are, or have been, required to be made or given by the Company for any Taxation purpose:

1.1.1	have been made or given within the requisite periods and on a proper basis and were, when made, and remain true and accurate; and

1.1.2	so far as the Seller is aware, none of them is the subject of any dispute with any Tax Authority.

1.2	The Company is not involved in any dispute with, or investigation, audit or discovery by, any Tax Authority and, so far as the Seller is aware, no such dispute, investigation, audit or discovery is pending or likely to arise.

1.3	No accounting period of the Company for corporation tax purposes has ended since the Accounts Date.

1.4	The Company:

1.4.1	has duly and punctually paid all Taxation which it has become liable to pay before the date of this Agreement; and

1.4.2	has duly deducted and accounted for all Taxation due to have been deducted or accounted for by it (whether under PAYE or otherwise) before the date of this Agreement and has complied with all reporting requirements in relation to such amounts.

1.5	The Company is not liable to pay interest on, or penalties in respect of, any unpaid Taxation or any default in respect of any Taxation matter.

1.6	No Taxation Authority has agreed to operate any special arrangement (being an arrangement not based on a strict and detailed application of the relevant legislation) in relation to the affairs of the Company.

1.7	The Company has complied with all the record keeping requirements of Taxation law applicable to it in all material respects.

2.	EMPLOYMENT

2.1	The Company has complied with all regulations relating to PAYE and the payment of national insurance contributions that are applicable to it and, in particular:

2.1.1	has deducted Tax as required by law from all payments made to its employees and directors or former employees and directors;

2.1.2	has accounted to the appropriate Tax Authority for all Tax so deducted and for all Tax chargeable in respect of benefits provided to its employees and directors or former employees and directors for which the Company is liable to account; and

2.1.3	has kept and used complete, accurate and up-to-date (in all material respects) records and other documents as appropriate or required for those purposes, and has made in due time correct and proper returns to the appropriate Tax Authority in respect of all relevant employees.

2.2	The Company does not participate in or operate any give as you earn scheme, any profit related pay scheme or any share option or share incentive scheme.

2.3	The Disclosure Letter sets out sufficient details of all current dispensations and notices granted by any Tax Authority relating to the Company with respect to employee taxation procedures and collection.

2.4	No liability to national insurance contributions or obligation to account for income tax under PAYE could fall on any Group Member as a result of a chargeable event (within the meaning of Part 7 ITEPA) before, at or after the date of this Agreement, in respect of securities and interests in securities made available or securities options granted to an employee or director prior to the date of this Agreement.

3.	CLOSE COMPANIES

The Company is not, and has never been, a close company as defined in section 414 ICTA.

4.	VAT

The Company has, throughout the six years prior to the date of this Agreement, been treated for the purposes of section 43 VATA 1994 as a member of a group of companies of which the representative member is Travelex Holdings Limited registered as a group with VAT registration number 755419120.

4.1	The Company has not:

4.1.1	been required by HMRC to give security for any reason or failed to comply in all respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT;

4.1.2	within the two years ending on the date of this Agreement been served with any penalty liability notice under section 64 VATA or any surcharge liability notice under section 59 VATA or been issued with any written warning under section 76(2) VATA (failure to comply with a regulatory provision);

4.1.3	acquired an interest in any assets to which Part XV of the Value Added Tax Regulations 1995 (Capital Goods Scheme) applies;

4.1.4	become or agreed to become, an agent, manager or factor for the purposes of section 47 VATA of any person who is not resident in the United Kingdom.

4.2	The Company has not in the three years ending prior to the date of this Agreement disposed of or acquired any business or assets as a transfer of a going concern as described in section 49 VATA or Article 5 of the Value Added Tax (Special Provisions) Order 1995.

4.3	The Company has not entered into a scheme or arrangement that is designated by order of the Treasury under paragraphs 3 or 4, Schedule 11A VATA 1994 such that disclosure to HMRC has been or will be required.

5.	FOREIGN

The Company:

5.1	has never been resident for tax purposes in any jurisdiction other than the country in which it was incorporated; and

5.2	has never been a dual resident company; and

5.3	has no branch, agency, place of business or permanent establishment outside the country in which it was incorporated.

6.	TAX AVOIDANCE

6.1	The Company has never entered into a transaction to which the provisions of any Tax avoidance laws are applicable other than transactions in respect of which appropriate clearances have been obtained on the basis of full and accurate disclosure to the appropriate Tax Authority of all material facts and considerations material to be known to the appropriate Tax Authority.

6.2	Any transaction for which consent or clearance (of the nature referred to in paragraph 5.1 above) has previously been obtained has been carried into effect (if at all) only in accordance with the terms of the application requesting such consent or clearance.

7.	CAPITAL GAINS

The Company has not at any time:

7.1	made a claim under sections 152 to 158 (inclusive) or 175 or 247 TCGA which affects the amount of the chargeable gain or allowable loss which would, but for such claim, arise or have arisen upon a disposal of any asset or acquired any asset or any interest in any asset in circumstances in which another company has made a claim under section 175 TCGA which affects for the purposes of the TCGA the amount or value of the consideration given for such asset or interest;

7.2	been a party to, involved in, or connected with any disposal of assets within the meaning of section 29 TCGA (value shifting) or any scheme or arrangement such as are mentioned in section 30 TCGA (tax-free benefits);

7.3	been a party to, involved in, or connected with any exchange of securities whether or not (by virtue of section 135 TCGA) section 127 TCGA applied to the exchange;

7.4	carried out or been involved in or connected with any reorganisation or scheme of reconstruction or amalgamation whether or not (by virtue of section 126 or 136 TCGA) section 127 TCGA applied to such reorganisation or scheme of reconstruction or amalgamation;

7.5	been a party to, involved in, or connected with, any depreciatory transaction to which section 176 TCGA applied (including any transaction to which that section applied by virtue of section 177 TCGA (dividend stripping));

7.6	acquired or disposed of any asset or entered into any transaction or arrangement whatsoever otherwise than by way of bargain at arm’s length or in respect of which there may be substituted for the actual consideration given or received by the Company a different consideration for any Taxation purpose;

8.	CAPITAL ALLOWANCES

None of the assets of the Company, expenditure on which has qualified for a capital allowance under Part 3 CAA, has at any time since that expenditure was incurred been used otherwise than as an industrial building or structure.

9.	QUARTERLY INSTALMENT PAYMENTS

The Company pays corporation tax in quarterly instalments in accordance with the provisions of Corporation Tax (Instalment Payments) Regulations 1998 (SI 1998 No 3175) and section 59E TMA.

10.	GROUP PAYMENT ARRANGEMENTS

The Company has not entered into any group payment arrangements under the provisions of section 36 FA 1998.

11.	TRANSFER PRICING/THIN CAPITALISATION

11.1	The Company has not undertaken, or has agreed to undertake or made any provision whatsoever (either of services, goods, intangible rights, finance or otherwise), any transaction which is otherwise than on fully arm’s length terms and there are no circumstances which could oblige the Company or any Taxation Authority to make or require to be made any adjustment for Taxation purposes to the terms on which such transactions are treated as taking place.

11.2	The Company has not by reason of being a member of the Seller’s Group obtained the whole or any part of a loan or obtained the benefit of a loan on more favourable terms than it would have received in the absence of such relationship.

12.	STAMP TAXES

12.1	There are no circumstances or transactions to which the Company is, or has been, a party which may result in the Company becoming liable to, or accountable for, unpaid stamp duty or any penalty in respect of such unpaid stamp duty.

12.2	All documents to which the Company is a party and which are necessary to prove the title of the Company to any asset owned or possessed by it and/or contain material rights on the part of the Company have been duly stamped with stamp duty.

12.3	The Company has paid all amounts of SDLT for which it is liable and which have fallen due and has no liability or obligation (contingent or otherwise) to submit a further land transaction return in respect of any land transaction which it has entered into and has no liability or obligation (contingent or otherwise) to submit a further land transaction return in respect of any land transaction which it has entered into.

12.4	Within the five years ending on the date of this Agreement, the Company has not made any claim for relief or exemption under section 42 FA 1930, section 151 FA 1995 or section 75, 76 or 77 FA 1986.

12.5	The Company has not claimed relief from stamp duty land tax under Part 1 (group relief) or Part 2 (reconstruction and acquisition relief) of Schedule 7 FA 2003.

13.	GROUP COMPANIES

The warranties contained in this part 2 will apply mutatis mutandis to each Group Company on the basis that any references to United Kingdom statutory provisions shall include where appropriate equivalent provisions in the jurisdiction.

Part 3: Tax Covenant

1.	SELLERS’ COVENANT

1.1	Subject as provided in this schedule, the Seller covenants with the Buyer to pay to the Buyer an amount equal to any Tax Liability of the Company arising in consequence of any of the following:

1.1.1	any Event which occurred on or before the date of this Agreement;

1.1.2	any income, profits or gains earned, accrued, received or which arose on or before the date of this Agreement; or

1.1.3	the Company being or becoming liable in consequence of the failure by any other company:

1.1.3.1	which was, prior to the date of this Agreement, a member of a group (as defined for any relevant Tax purposes) of which the Company was, prior to the date of this Agreement, a member; or

1.1.3.2	which was, prior to the date of this Agreement, under the control of any person or persons that directly or indirectly controlled the Company prior to the date of this Agreement; or

to discharge Tax within a specified period or otherwise.

1.2	Subject as provided in this schedule, the Seller covenants with the Buyer to pay to the Buyer an amount equal to any Tax Liability of the Company arising in consequence of any of the following:

1.2.1	any Company having a permanent establishment or fixed place of business for any Taxation purpose on or before the date of this Agreement in any overseas jurisdiction other than that in which it is incorporated;

1.2.2	the Seller’s Group Reorganisation or the Seller’s Group Reorganisation Documents;

1.2.3	any employer’s national insurance contributions payable in respect of the Bonuses paid by the Seller or any member of the Seller’s Group to an employee of the Company on before or after Completion; and

1.2.4	any event within clause 5.1.1 to 5.1.12 occurring without the prior written consent of the Buyer in the period beginning on the date of this Agreement and ending on Completion.

1.3

Subject as provided in this schedule, the Seller covenants with the Buyer to pay to the Buyer an amount equal to all out of pocket costs and expenses reasonably and properly incurred or payable by the Buyer or the Company in connection with or in consequence of any Tax Demand, any Tax Liability for which the Seller is liable to make a payment under this schedule or successfully taking or defending any action (including but not limited to legal proceedings) under this Schedule 3.

1.4	Any payment made by the Seller to the Buyer pursuant to this schedule shall, so far as possible, be a reduction in or refund of the consideration payable or paid by the Buyer to the Seller pursuant to this Agreement to the extent permissible by law.

2.	BUYER’S COVENANT

2.1	For the purposes of this paragraph, “Buyer’s Group” shall also include any company which is, or has at any time been, treated for any Tax purpose as being a member of the same group of companies as the Buyer or any member of the Buyer’s Group or as being associated with the Buyer and references to “Relevant Company” shall mean the Company or any member or members of the Buyer’s Group.

2.2	The Buyer covenants with the Seller to pay to the Seller an amount equal to any liability to Tax or increased liability to Tax of the Seller or any person falling within section 190(3)(b) TCGA 1992 or any member or members of the Seller’s Group which arises as a consequence of or by reference to any of the following occurring or being deemed to occur at any time after the date of this Agreement:

2.2.1	the disposal by any Relevant Company of any asset or of any interest in or right over any asset; or

2.2.2	any Relevant Company or any person connected with it after the date of this Agreement failing to pay the whole of any amount of Tax for which it is liable;

provided that (and to the extent that) the liability for that Tax arises in circumstances such that (but only to the extent that) the Buyer would not have been entitled to make a claim against the Seller pursuant to this schedule in respect of that Tax had it been paid by the Relevant Company and provided further that the Seller has not already recovered that Tax from the Buyer or any Company (and the Seller shall procure that no such recovery is sought to the extent payment is made hereunder).

2.3	The Buyer covenants with the Seller to pay to the Seller or any member or members of the Seller’s Group an amount equal to any liability to Tax or increased liability to Tax of the Seller or any member or members of the Seller’s Group which arises as a result of any reduction or disallowance of Group Relief that would otherwise have been available to the Seller or the relevant member or members of the Seller’s Group where and to the extent that such reduction or disallowance occurs as a result of:

2.3.1	any total or partial voluntary withdrawal effected by the Company after the date of this Agreement of any valid and lawful surrender of Group Relief by the Company to the Seller or any member or members of the Seller’s Group where the Group Relief to be surrendered arose in any period or part period ending on or before the date of this Agreement; or

2.3.2	any total or partial voluntary disclaimer made by the Company after the date of this Agreement of any valid and lawful capital allowances available to the

Company in respect of any period or part period ending on or before the date of this Agreement,

save where any such withdrawal or disclaimer is made at the express prior written request or with the express prior written consent of the Seller and save to the extent that the Company received a payment for the Group Relief and such payment is returned in full by the Company to the Seller or the relevant member or members of the Seller’s Group as the case may be.

2.4	If a Seller or any member of the Seller’s Group uses a Seller’s Relief so as to reduce or eliminate a liability to Tax for which the Buyer would otherwise have been liable to make a payment pursuant to paragraph 2.2 or 2.3 of this part 3, the Buyer shall be liable to make a payment to the Seller pursuant to paragraph 2.2 or 2.3 of this part 3 as if that liability to Tax had not been so reduced or eliminated.

2.5	Subject as provided in this schedule, the Buyer covenants to the Seller to pay to the Seller an amount equal to all costs or expenses reasonably and properly incurred or payable by the Seller or any other member or members of the Seller’s Group in connection with or in consequence of any liability to Tax or increased liability to Tax for which the Buyer is liable pursuant to paragraph 2.2 or 2.3 of this part 3.

2.6	Paragraphs 5 and 6 of part 4 (due date for payment and conduct of tax litigation) shall apply to the Buyer’s covenant contained in paragraph 2.2 and 2.3 of this part 3 replacing references to the Seller with references to the Buyer (and vice versa) and making any other necessary modifications.

3.	VAT

3.1	In this paragraph 3, the following words and expressions shall have the following meanings unless the context requires otherwise:

“Buyer’s VAT”	output tax (and any interest or penalties thereon), in respect of supplies, acquisitions and imports made or deemed to be made by the Company in any prescribed accounting period beginning before the Exit Date, less any Recoverable Input Tax incurred or deemed to be incurred in such a period by the Company, but shall not include any such VAT to the extent that it would, if paid by the Buyer or by the Company, give rise to a claim under the Tax Covenant;

“Exit Date”	in relation to the Company, the date of Completion] or (as the case may be) such other effective date from which H.M. Revenue & Customs shall agree that the Company ceases to be a member of the Seller’s VAT Group;

“Recoverable Input Tax”	input tax for which a taxable a person is entitled to credit or of which a taxable person is entitled to repayment pursuant to VATA;

“Representative Member”	the representative member of the Seller’s VAT Group at the date of Completion;

“Seller’s VAT Group”	the group of companies registered as a group pursuant to section 43 VATA under VAT reference 75541920.

3.2	Save in relation to the reference to “Recoverable Input Tax of the Representative Member” in paragraph 3.4 of this part 3, in determining for the purposes of this paragraph 3 of part 3 by or to whom a supply, acquisition or import is made or is deemed to be made, and by whom any Recoverable Input Tax is incurred or deemed to be incurred, the deeming provisions of section 43 VATA shall be ignored save for the provisions of section 43(1)(a) (2A), (2B), (2C) and (2D) VATA.

3.3	If the Company is still a member of the Seller’s VAT Group on Completion, the Seller and the Buyer shall co-operate with each other to procure that, as soon as practicable after Completion, an application is made pursuant to section 43 VATA for the Company to be excluded from the Seller’s VAT Group with effect from Completion or such later date as the relevant Tax Authority may allow. The Buyer undertakes to register the Company for VAT or join it as a member of the Buyer’s VAT group, as soon as possible after, but with effect from, Completion.

3.4	The Buyer covenants to pay (or procure that the Company pays) to the Representative Member an amount equal to any Buyer’s VAT which is to be paid by the Representative Member or any member of the Seller’s VAT Group to H.M. Revenue & Customs, such payment by the Buyer to be made in cleared funds on the later of three Business Days before it is due to H.M. Revenue & Customs (or would have been due but for the availability of any Relief or Recoverable Input Tax of the Representative Member) and five Business Days after service of a notice from the Representative Member specifying the amount of Buyer’s VAT due under this paragraph 3 of this part 3. Where the amount of the Buyer’s VAT is subsequently adjusted or discovered to be incorrect, the Buyer or the Seller (as the case may be) shall, as soon as is practicable after such adjustment or discovery, make or procure an appropriate payment to the other.

3.5

The Buyer shall on request as soon as reasonably practicable provide or procure to be provided to the Representative Member any books, accounts, documents, records and information as may reasonably be required by the Representative Member to determine or calculate the VAT liability of the Seller’s VAT Group, to comply with any requirements under or pursuant to VATA or to assist the Representative Member with any enquiry, assessment or appeal in relation to any VAT liability of the Seller’s VAT Group and, in such circumstances, the Buyer shall procure that appropriate members of the Company’s staff provide the Representative Member with reasonable assistance to enable it to agree or otherwise determine any such enquiry, assessment or appeal.

3.6	Where the Recoverable Input Tax incurred or deemed to be incurred by the Company in any prescribed accounting period beginning before the Exit Date exceeds the output tax in respect of supplies, acquisitions and imports made or deemed to be made by the Company in such period, the Representative Member shall (to the extent that any member of the Seller’s VAT Group has obtained recovery of or credit for the excess) pay or procure the payment to the Buyer of an amount equal to the excess to the extent that the Company has not previously received a payment in respect of such excess from any member of the Seller’s VAT Group or any other person prior to Completion, no later than the date on which the VAT return for the prescribed accounting period to which such excess relates is submitted to H.M. Revenue & Customs.

3.7	The Seller agrees to indemnify the Buyer in respect of any input tax of the Company which is not allowable to the Representative Member as a credit for the purposes of section 25 VATA but which would have been so allowable to the Company but for the Company continuing to be a member of the Seller’s VAT Group after Completion.

Part 4: Miscellaneous, including exclusions and limitations, conduct of claims and payments

1.	CORRESPONDING BENEFIT

1.1	Where:

1.1.1	a Tax Liability of the Company gives rise to a Relief to which the Company is entitled and which would not otherwise have arisen (a “Relevant Relief “); and

1.1.2	the Seller has made, or has a liability to make, a payment to the Buyer in respect of such Tax Liability under either the Tax Covenant or the Tax Warranties but only to the extent that the Relevant Relief has not already been taken into account in calculating the damages for breach of the Tax Warranties, an amount equivalent to the lesser of:

1.1.3	the amount of Tax which the Company would have been liable to pay but for the availability of the Relevant Relief; and

1.1.4	the amount paid, or to be paid, by the Seller in respect of the Tax Liability giving rise to the Relevant Relief,

shall be set off against any liability of the Seller to make payment in respect of a claim for recovery of that Tax Liability pursuant to a Tax Claim and then, to the extent that there is an excess, refunded to the Seller.

1.2	The Buyer, shall procure that the Company shall use its reasonable endeavours to obtain and maximise any Relevant Relief to which it may become entitled in circumstances where it is reasonable to do so.

1.3	Any amount which becomes payable pursuant to this paragraph 1 of part 4 shall be paid three Business Days following the date on which the Relevant Relief becomes available.

1.4	The Seller shall be entitled to require, and the Buyer shall procure, that the Company’s auditors shall (at the Seller’s cost) certify the amount of any payment due under this paragraph 1 of part 4.

2.	THIRD PARTY RECOVERY

2.1	If the Seller has paid, or is liable to pay, an amount to the Buyer in respect of a Tax Liability (pursuant either to the Tax Covenant or the Tax Warranties) and the Company or the Buyer has received a payment or obtained a reimbursement, refund, credit or set-off from any person (other than the Buyer or the Company) in respect of the Tax Liability or has (whether by operation of law, contract or otherwise) a right of reimbursement or refund against any other person or persons (other than the Buyer or the Company or a member of the Buyer’s Group or any employee or officer of such company) in respect of the Tax Liability, the Buyer shall:

2.1.1	notify the Seller as soon as reasonably practicable and, in any event, within 20 Business Days; and

2.1.2	in the case of a right of reimbursement or refund and where requested by the Seller, procure that the Company shall (at the Seller’s cost) take all appropriate steps to enforce the right, keeping the Seller fully informed of any progress.

2.2	Where the Buyer or the Company receives an amount from a third party pursuant to paragraph 2.1 of this part 4, an amount equal to the lesser of:

2.2.1	the amount paid, or to be paid, by the Seller pursuant to a Tax Claim in respect of the Tax Liability in question; and

2.2.2	the amount received by the Buyer or the Company from any third party as contemplated in this paragraph 2 of part 4 less any third party costs reasonably and properly incurred by the Buyer, the Company or other member of the Buyer’s Group shall be refunded to the Seller within five Business Days following the date on which the Buyer or the Company receives the payment from the third party.

2.3	The action which the Seller may request the Buyer or the Company to take under paragraph 2.2 does not include:

2.3.1	any action which the Buyer considers to be materially prejudicial to the Taxation affairs of the Company, the Buyer or any other member of the Buyer’s Group; or

2.3.2	allowing the Seller to undertake the conduct of any action necessary to effect recovery of the amount in question.

3.	OVER-PROVISIONS

3.1	If any provision for Tax in the Accounts has proved to be an over-provision then an amount equal to such over-provision (save where the over-provision has arisen as a result of an Event occurring after the date of this Agreement) (as determined and certified (in their opinion) by the auditors for the time being of the Company at the request and cost of the Seller) shall be dealt with in accordance with the terms of paragraph 3.2 of this part 4. The Buyer shall not require the said auditors to certify (in their opinion) such over-provision unless and until requested to do so in writing by the Seller.

3.2	Where pursuant to paragraph 3.1 of this part 4 any amount (a “Relevant Amount”) is to be dealt with in accordance with this paragraph:

3.2.1	the Relevant Amount shall be first set-off against any payment then due from the Seller pursuant to any Tax Claim; and

3.2.2	to the extent that there is an excess, a refund shall be made to the Seller of the lesser of the amount of the excess and any amount previously paid by the Seller under this schedule 3

3.3	The Buyer shall notify the Seller of any Event giving rise to a Relevant Amount as soon as reasonably practicable after and in any case within twenty Business Days following the day on which it became aware that there was an over-provision.

4.	SELLER’S RELIEFS AND PERMITTED SURRENDERS

4.1	No liability shall arise for the Seller pursuant to a Tax Claim in respect of a Tax Liability unless, and then only to the extent that, the amount of that Tax Liability exceeds the Saveable Amount available to mitigate that Tax Liability.

4.2	The Buyer shall, if the Seller shall at any time reasonably request and at the Seller’s expense, deliver to the Seller a report from the Company’s auditors for the time being confirming that in their opinion all Seller’s Reliefs have been used in accordance with paragraph 5.1 of this part 4.

4.3	The Buyer shall permit the Seller to discharge (in whole or in part) any liability which the Seller would or might otherwise have pursuant to a Tax Claim by surrendering or procuring the surrender to the Company by a company in the Seller’s Group of Group Relief or a tax refund (as defined in section 102(3) Finance Act 1989) or by making or procuring the making of any appropriate election under or pursuant to section 171A or 179A TCGA 1992 or paragraph 56 or 66 of Schedule 29 Finance Act 2002, in each case to the extent and permitted by law without any payment being made by the Company in consideration of such surrender or in connection with such election. The Buyer shall procure that the Company takes all such steps as are reasonably necessary to enable the Seller to effect any such surrender or make any such election.

4.4	The Buyer shall procure that the Company shall, if requested by the Seller, surrender to the Seller or any member of the Seller’s Group for no consideration all or part of the trading losses and other amounts arising prior to the date of this Agreement which are eligible for surrender by group relief under section 403 ICTA provided that the Company shall not be required to surrender any losses or other amounts if to do so would result in the Company incurring a liability to Taxation for which provisions is made, or otherwise taken into account, in the Accounts. The Buyer shall procure that the Company takes all such steps as are reasonably necessary to enable the Company to effect such surrender.

5.	DUE DATE FOR PAYMENT

5.1	Where the Seller becomes liable to make any payment pursuant to a Tax Claim, the due date for the making of the payment shall be:

5.1.1	where the payment relates to a liability of the Company to make an actual payment of Tax, the later of three Business Days prior to the last date on which that payment of Tax can be made and ten Business Days after service of a notice of the Tax Demand on the Seller by the Buyer stating that the Seller has a liability for a quantified amount pursuant to this schedule;

5.1.2

where the payment relates to the loss of a Relief which would have operated as a deduction from gross income, profits or gains, the later of three Business Days prior to the last date on which the Company is liable to make the first actual payment of Tax which could have been avoided by the use or set off of that Relief had it not been lost and ten Business Days after the date of service of the Tax Demand on the Seller by the Buyer stating that the Seller has a liability for a quantified amount pursuant to this schedule;

5.1.3	where the payment relates to the use or set off of a Relief, the later of three Business Days prior to the last date on which the Company would have been liable to make a payment of Tax but for such use or set off and ten Business Days after service of notice of the Tax Demand on the Seller by the Buyer stating that the Seller have a liability for a quantified amount pursuant to this schedule; and

5.1.4	in any other case, the date falling ten Business Days after the date of service of a notice of the Tax Demand on the Seller by the Buyer stating that the Seller has a liability for a quantified amount pursuant to this schedule.

6.	CONDUCT OF TAX LITIGATION

6.1	If any Tax Demand is received by or comes to the notice of the Buyer or the Company the Buyer shall, as soon as reasonably practicable (and, in any event within ten Business Days of the Tax Demand coming to its attention or, if earlier, at least ten Business Days prior to the expiry of any time for appeal), give or procure to be given to the Seller written notice of the Tax Demand provided that the giving of such notice shall not be a condition precedent and the Seller’s liability under this Schedule 3.

6.2	Provided that the Seller indemnifies the Company and the Buyer to the reasonable satisfaction of the Buyer against all third party costs and expenses which may be properly and reasonably incurred, the Buyer shall take, or shall procure that the Company takes, such action and gives such information and assistance in connection with the affairs of the Company as the Seller may reasonably request to dispute, resist, appeal or compromise the Tax Liability provided that:

6.2.1	the Buyer shall keep the Seller and the Company informed as to the progress and consequences of such action; and

6.2.2	no material communication (written or otherwise) pertaining to the Tax Demand shall be sent to the relevant Tax Authority without having first been approved by the Seller (such approval not to be unreasonably withheld or delayed).

6.3	The Buyer or the Company shall, without reference to the Seller, be entitled to admit, compromise, settle, discharge or otherwise deal with a Tax Demand on such terms as it may, in its absolute discretion, think fit and without prejudice to any right or remedy under this schedule or this Agreement:

6.3.1	if the Seller has not made the request referred to in paragraph 6.2 of this part 4 by the earlier of the following dates:

6.3.1.1	the date being twenty Business Days after the date on which notice of the Tax Demand, served pursuant to paragraph 6.1 of this part 4, is received by the Seller; and

6.3.1.2	the date being five Business Days prior to the last date on which an appeal may be made against the Tax Liability to which the Tax Demand relates provided that the Seller has had at least ten Business Days’ notice of the Tax Demand;

6.3.2	if written notice is served on the Company or the Buyer by the Seller to the effect that it considers the Tax Demand should no longer be resisted; or

6.3.3	upon the expiry of any period prescribed by applicable legislation for the making of an appeal against either the Tax Demand in question or the decision of any court or tribunal in respect of any such Tax Demand, as the case may be.

6.4	The Buyer will not be required to take or procure that the Company will take any action mentioned in paragraph 6.2:

6.4.1	which it considers to be materially prejudicial to the Taxation affairs of the Company, the Buyer or any other member of the Buyer’s Group; or;

6.4.2	which involves contesting a Tax Demand beyond the first appellate body (excluding the Taxation Authority which has made the Tax Demand) in the jurisdiction concerned unless the Seller obtains (at the Seller’s cost and expense) the opinion of tax counsel of at least five years’ call that it is reasonable in all circumstances to make such an appeal.

7.	FILING OF TAX RETURNS

7.1	The Seller’s (or it’s duly authorised agents) shall, at that expense of the Seller, prepare the Company’s Tax returns for accounting periods ended on or prior to the Accounts Date and deal with all matters and correspondence relating thereto and the Buyer shall procure that the Company shall provide them with such assistance as is reasonably necessary for the returns to be prepared and agreed with the appropriate Tax Authority. All such returns shall be submitted in draft form to the Buyer or its duly authorised agents for comment at least 10 Business Days before the due date for submission. The Buyer or its duly authorised agents shall comment within 10 Business Days of such submission and the Seller shall adopt such reasonable comments as the Buyer may request. No material communication (written or otherwise) pertaining to the Company’s Tax returns shall be sent to a Tax Authority without first having been approved by the Buyer (such approval not to be unreasonably withheld or delayed). The Buyer shall procure that the Company shall cause the finalised Tax Returns to be authorised, signed and submitted to the appropriate Tax Authority without amendment (or such amendments as the Seller shall agree, such agreement not to be unreasonably withheld or delayed) and shall afford the Seller (or it’s duly authorised agents) such access to their books, accounts and records as they may reasonably require.

7.2	The Buyer (or its duly authorised agents) shall prepare the Company’s Tax returns for the accounting period in which Completion falls (the “Straddle Period”) and deal with all matters and correspondence relating thereto. All such returns shall be submitted in draft form to the Seller, or it’s duly authorised agents, for comment at least 10 Business Days before the due date for submission. The Seller, or it’s duly authorised agents, shall comment within 10 Business Days of such submission and the Buyer shall adopt such reasonable comments as the Seller may request to the extent that they relate (directly or indirectly) to that part of the Company’s accounting period falling prior to Completion. No material communication (written or otherwise) pertaining to the Company’s Tax returns shall be sent to a Tax Authority without first having been approved by the Seller (such approval not to be unreasonably withheld or delayed). Once approved, the Buyer shall procure that the Company shall cause the finalised Tax returns to be authorised, signed and submitted to the appropriate Tax Authority without amendment (or such amendments as the Seller shall agree, such agreement not to be unreasonably withheld or delayed) and shall afford the Seller (or it’s duly authorised agents) such access to their books, accounts and records to the extent they relate to that part of the accounting period falling prior to Completion as they may reasonably require.

8.	EXCLUSIONS AND LIMITATIONS

8.1	The Seller’s liability in relation to any Tax Claim shall be limited as described (mutatis mutandis) in paragraph 1 (“Financial Limits”) of schedule 5 (“Limitations on Seller’s Liability”) other than paragraphs 1.1 and 1.2 of schedule 5 shall not apply to a Tax Claim under paragraph 1.2 of Part 3 of this Schedule 3.

8.2	The Seller shall not be liable in respect of any Tax Claim unless written notice of such claim is given to the Seller prior to the expiry of the period of ten Business Days following the sixth anniversary of the end of the accounting period current at the date of this Agreement.

8.3	The Seller shall not be liable in respect of any Tax Claim in respect of any Tax Liability to the extent that:

8.3.1	provision or reserve for such Tax Liability (including any provision or reserve for deferred taxation) is made in the Accounts; or

8.3.2	it arises pursuant to an Event occurring, or in respect to income, profits or gains earned, accrued or received, in the ordinary course of the Company’s business between the Accounts Date and the date of this Agreement; or

8.3.3	it has been discharged or made good without cost or loss to the Buyer; or

8.3.4	it arises or is increased as a result of any increase in the rates of Tax announced after the date of this Agreement; or

8.3.5	it arises or is increased as a result of any imposition of new Tax or the introduction of or change in any legislation or applicable law or the change in the published practice of, or concessions made by, any Tax Authority announced or published after the date of this Agreement; or

8.3.6	it would not have arisen but for a transaction entered into or other voluntary act on the part of the Company or the Buyer after the date of this Agreement which is not in the ordinary course of the Company’s business, as carried on at the date of this Agreement, is not required by law and is not pursuant to a legally binding obligation entered into before the date of this Agreement and which the Buyer knew or ought reasonably to have known would give rise to the liability in question; or

8.3.7	such liability arises or is increased by virtue of the failure or omission by the Company to make any claim, election, surrender or disclaimer or give any notice or consent to any other matter or do any other thing after the date of this Agreement (otherwise than at the request of the Seller), the making, giving or doing of which was taken into account or assumed in computing any provision or reserve for Tax in the Accounts or which is specifically disclosed in the Disclosure Letter;

8.3.8	such Tax Liability would not have arisen but for some Event occurring at the written request, or with the prior written approval of the Buyer; or

8.3.9	recovery has already been made in respect of the Tax Liability by the Buyer under the Tax Warranties, the Tax Covenant or any other provision of this Agreement; or

8.3.10	it arises as a result of any change after the date of this Agreement of the bases, methods or policies of accounting of the Company (including a change in accounting reference date or the period in respect of which accounts are made up) save where such change is required by law or to comply with generally accepted accounting standards or policies; or

8.3.11	it constitutes interest, penalties or a fine arising from a failure to pay Tax to a Tax Authority within a reasonable time after the Seller has made a payment of an amount to the Buyer in respect of that liability to Tax pursuant to a Tax Claim; or

8.3.12	it constitutes interest, penalties or a fine arising from a failure to pay Tax to a Tax Authority with respect to a period during which the Buyer failed to notify the Seller of a Tax Demand in accordance with paragraph 6.1 of which it was, or ought reasonably to have been, aware; or

8.3.13

it arises in connection with any failure to make an instalment payment or the making of an insufficient instalment payment prior to the date of this Agreement under the Corporation Tax (Instalment Payments) Regulations 1998 by the Company (or any other designated person), in circumstances where the payments (or the decision to make no instalment payments) made prior to Completion would not subsequently have proved to have been insufficient but for the profits and gains earned by the Company after the date of this Agreement proving to be greater than those expected at the date of the relevant instalment payment to be earned, accrued or received by the Company after the date of this Agreement; or

8.3.14	it arises or is increased as a consequence of any claim, election, surrender or disclaimer made or notice or consent given after the date of this Agreement by the Buyer, the Company under the provisions of any enactment or regulation relating to Tax other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in computing the amount of any allowance, provision or reserve in the Accounts.

8.3.15	such Tax Liability arises as a result of a change in the amount of group relief claims within the provisions of section 402-413 ICTA for the period to the date of this Agreement.

8.3.16	such Tax Liability arises as a result of any trading losses incurred by any Group Company not being able to be carried forward within section 393 ICTA or carried across or back within section 393A ICTA for any reason whatsoever.

9.	DEDUCTIONS AND PAYMENTS

9.1	Except as required by law all payments by the Seller under this Schedule 3 will be made free and clear of all deductions and withholdings in respect of Taxation.

9.2	If any deduction or withholding is required by law to be made from any payment by the Seller under this Schedule 3 or if the Buyer is subject to Taxation in respect of any payment by the Seller under this Schedule 3, the Seller covenants with the Buyer to pay the Buyer such additional amount as is necessary to ensure that the net amount received and retained by the Buyer (after taking account of such deduction or withholding or Taxation) is equal to the amount which it would have received and retained had the payment in question not been subject to the deduction or withholding or Taxation provided that if payment is made to a person other than the Buyer or if the payment is made to the Buyer at a time when the Buyer is not a company solely resident in the United Kingdom for Tax purpose or when it holds the Shares as trading stock, this paragraph shall operate to require the Seller to make an increased payment only to the extent that such an increased payment would have been made under this paragraph had the recipient of the payment been a company which was solely resident in the United Kingdom for tax purposes and had held the Shares otherwise than as trading stock

SCHEDULE 4

Properties

Part 1: Implants

United Kingdom

License to occupy between the Company and Great Western Trains Company Limited dated 27 June 2005

France

Lease Agreement between Societe Cabinet Maury Schwob and Banque Travelex S.A. dated 2 December 2005

Lease Agreement between KF Services and Banque Travelex S.A. dated 9 May 2005

Lease Agreement between La Societe Equitable PCI Bank and Banque Travelex S.A. dated 31 October 2005

Lease Agreement between Europe Express and Banque Travelex S.A. dated 10 January 2005

Lease Agreement between S.W.S S.A.R.L. and Banque Travelex S.A. dated 31 March 2005

Lease Agreement between M. Adan Abdi Mahamed and Banque Travelex S.A. dated 24 May 2005

Lease Agreement between Mme Oumou Kantom Cottard and Banque Travelex S.A. dated 1 July 2005

Lease Agreement between Foncia M.P.I., SARL and Banque Travelex S.A. dated 24 October 2005

Lease Agreement between M. Denis Chapet and Banque Travelex S.A. dated 18 December 2003

Lease Agreement between M. Alagheshan Mathivananan and Banque Travelex S.A. dated 15 February 2005

Lease Agreement between S.A. Change de la Canebiere – Canebiere Voyages and Banque Travelex S.A. dated 15 December 2005

Part 2: Leases

Austria

Lease Agreement between Bellword GmbH and BeterligungsgesmbH dated 27.10.05

Spain

Lease Agreement between Telepay Express S.A. and Maria Delgado Maurelo dated 01.09.05

USA

Lease Agreement between TMT LLC and Hanover Resources Inc, dated 15 June 2004

India

License to occupy between First Remit Limited and Mr Mithubhai (+others) dated 14.12.04

Russia

Lease Agreement between TMT Ltd and OOO Timur Invest dated 28.10.04

Italy

Lease Agreement in relation to the TMT location at Termini Station in Rome, Italy

SCHEDULE 5

Limitations on Seller’s Liability

For the purposes of this schedule, a claim made by the Buyer under clause 8.11 shall be regarded as a Warranty Claim.

1.	FINANCIAL LIMITS

1.1	The Seller shall not be liable in respect of any Warranty Claim or any Tax Claim other than a Tax Claim under paragraph 1.2 of part 3 schedule 3 unless it has a liability in respect of that Warranty Claim or, as the case may be, Tax Claim in excess of €8,000.

1.2	The Seller shall not be liable in respect of any Warranty Claim or any Tax Claim other than a Tax Claim under paragraph 1.2 of part 3 schedule 3 unless it has an aggregate liability in respect of all Warranty Claims, together with any Tax Claims (excluding all Warranty Claims and Tax Claims for which the Seller has no liability by reason of paragraph 1.1) in excess of €635,000, and in such circumstances its aggregate liability shall be limited to the amount of the excess over €475,000.

1.3	The aggregate liability of the Seller for all Warranty Claims and Tax Claims shall not exceed €17,000,000.

2.	NOTICES

If the Buyer or any Group Company becomes aware of any matter which gives or might give rise to a Warranty Claim, the Buyer shall give written notice to the Seller as soon as reasonably practicable, and in any event on or before the date falling 15 Business Days after the date on which it becomes aware of that matter, specifying the matter in reasonable detail, the Warranties which have or which are likely provided always that the failure by the Buyer to give such notice shall not affect the Seller’s liability in respect of such Warranty Claim save to the extent such failure increases the liability of the Seller in respect of such Warranty Claim.

3.	TIME LIMITS

3.1	The Seller shall not be liable in respect of any Warranty Claim unless notice of that Warranty Claim, given in accordance with paragraph 2, is received by it on or before the date falling 12 months after the Completion Date.

3.2	The Seller shall not be liable in respect of any Warranty Claim if, on or before the date falling 20 Business Days after the date on which notice of that Warranty Claim is received by the Seller, the Seller has remedied the relevant breach in all respects or prevented the Buyer from suffering any loss in respect of the subject matter of that Warranty Claim or caused any loss so suffered by the Buyer to be made good.

3.3	The Seller shall not be liable in respect of any Warranty Claim (if not previously satisfied, settled or withdrawn) unless legal proceedings have been validly issued and served on the Seller on or before the date falling nine calendar months after the date on which notice of that Warranty Claim was served on the Seller under paragraph 2.

4.	EXCLUSION OF LIABILITY: GENERAL

4.1	The Seller shall not be liable in respect of a Warranty Claim to the extent that the Accounts include a specific provision in respect of a Warranty Claim.

4.2	The Seller shall not be liable in respect of a Warranty Claim to the extent that the matter giving rise to the Warranty Claim results from:

4.2.1	any act before Completion carried out at the specific request of the Buyer or any other member of the Buyer’s Group but only to the extent that the Buyer or any member of the Buyer’s Group knows or ought reasonably to have known that such act would trigger a liability of the Seller in respect of a Warranty Claim; or

4.2.2	any act or omission on or after Completion carried out or omitted by or on behalf of the Buyer or any member of the Buyer’s Group (including any Group Company) other than an act in the ordinary course of business of the relevant Group Company; or

4.2.3	any breach by the Buyer of its obligations under this Agreement; or

4.2.4	any change after Completion in the accounting policies or practices used in preparing the Accounts (save where such change is necessary to comply with relevant legislation or generally accepted accounting practices in the United Kingdom) or in the accounting reference date of any Group Company; or

4.2.5	any act, event or occurrence after the date of this Agreement compelled by law, or from the enactment, amendment or change in the interpretation after that date, of any statute, regulation or practice of any governmental, regulatory or other body, including a Tax Authority, whether or not having retrospective effect, or any change after the date of this Agreement in the rates of Taxation.

5.	RECOVERY FROM THIRD PARTIES

5.1	If the Buyer or a Group Company becomes aware of any matter which would or might give rise to a Warranty Claim (taking no account of paragraph 1.2 for these purposes) and the Buyer or a Group Company has or subsequently acquires a right to make recovery or claim indemnity from any third party (including under any policy of insurance) in relation to that matter, then the Buyer shall as soon as reasonably practicable notify the Seller of the right and shall comply with the provisions of paragraphs 5.3 to 5.6 shall apply.

5.2

If any sum is paid by or on behalf of the Seller in satisfaction of a Warranty Claim, and the Buyer or a Group Company has or subsequently acquires a right to make recovery or claim indemnity from any third party (including under any policy of insurance) in respect of the matter giving rise to that Warranty Claim, the Buyer shall as soon as reasonably practicable notify the Seller of the right and the provisions of paragraphs 5.3 to 5.6 shall apply.

5.3	The Seller may elect to have conduct of any negotiations with third parties or litigation in connection with the matter in question only by service of notice on the Buyer on or before the date falling 20 Business Days after the date of receipt of the notice from the Buyer under paragraphs 5.1 or 5.2.

5.4	If the Seller serves a notice under paragraph 5.3 the Buyer shall at the Seller’s cost:

5.4.1	take such action and initiate such proceedings, and upon request, and subject always to any confidentiality obligations or the preservation of any rights of legal privilege, give such information and assistance, as the Seller may from time to time reasonably request to dispute, resist, appeal, compromise, defend, remedy or mitigate the matter or enforce against any person (other than the Seller) the rights of the Buyer or the Seller in relation to the matter in question; and

5.4.2	in connection with any proceedings related to the matter in question (other than against the Seller) use professional advisers nominated by the Seller.

The Buyer shall have no obligations under paragraphs 5.3 to 5.5 if the Warranty Claim relates to a breach or alleged breach of the regulatory requirements referred to in the Warranties in paragraph 1 of Part 3 of schedule 2, or of the legal and regulatory requirements referred to in clause 8.11.2 or where the Buyer reasonably believes that to comply with the provisions of paragraphs 5.3 to 5.5 would be materially detrimental to the interests of any Group Company or of the business of any Group Company in any relevant jurisdiction.

5.5	Whether or not the Seller serves a notice under paragraph 5.3, the Buyer shall consult with the Seller as soon as reasonably practicable with regard to any actual or proposed developments relating to the matter in question and upon request, and subject always to any confidentiality obligations or the preservation of any rights of legal privilege, provide the Seller with copies of all correspondence and documents in relation to that matter.

5.6	To the extent that the Buyer or a Group Company receives any sum or other benefit by reason of the enforcement of any rights such as are referred to in paragraphs 5.1 or 5.2, then either the Seller’s liability in relation to such Warranty Claim or potential Warranty Claim shall be reduced by the Amount Recovered, or if any sum has already been paid by or on behalf of the Seller in satisfaction of a Warranty Claim, then the Buyer shall pay the Amount Recovered to the Seller on or before the date falling five Business Days after the date on which that receipt or saving is made. For the purposes of paragraph 1.2 of this schedule, the Seller shall be deemed never to have been liable to the Buyer in respect of the Amount Recovered.

5.7

For the purposes of paragraph 5.6 of this schedule, the “Amount Recovered” shall be equal to so much of the sum or benefit received (including by way of interest or repayment supplement) by reason of the enforcement of any rights such as are referred to in paragraphs 5.1 or 5.2 as does not exceed the amount claimed by the Buyer in relation to such Warranty Claim or (as the case may be) the payment by or on behalf of the Seller in satisfaction of the relevant Warranty Claim, less any Taxation payable by the Buyer or a Group Company in respect of that receipt and less all reasonable costs and expenses of the Buyer and a Group Company in recovering that receipt or saving.

6.	CONDUCT OF THIRD PARTY CLAIMS

6.1	The Seller may elect to have conduct of any negotiations with third parties or litigation in connection with any claim, action or demand by a third party which gives rise to an obligation on the Buyer to give notice under paragraph 2. The Seller shall make such election only by service of notice on the Buyer on or before the date falling 20 Business Days after the date of receipt of the notice from the Buyer under paragraph 2 or if no such notice is given by the Buyer or before the date falling 20 Business Days after the Seller first becomes aware of the claim, action or demand.

6.2	If the Seller serves a notice under paragraph 6.1 the Buyer shall at the Seller’s cost:

6.2.1	take such action and initiate such proceedings, and upon request, and subject always to any confidentiality obligations or the preservation of any rights of legal privilege, give such information and assistance, as the Seller may from time to time reasonably request to dispute, resist, appeal, compromise, defend, remedy or mitigate the matter in question or enforce against any person (other than the Seller) the rights of the Buyer or the Seller in relation to the matter in question; and

6.2.2	in connection with any proceedings related to the matter in question use professional advisers nominated by the Seller.

The Buyer shall have no obligations under paragraphs 6.1 to 6.3 if the Warranty Claim relates to a breach or alleged breach of the regulatory requirements referred to in the Warranties in paragraph 1 of Part 3 of schedule 2, or of any of the legal and regulatory requirements referred to in clause 8.11.2 or where the Buyer reasonably believes that to comply with the provisions of paragraphs 6.1 to 6.3 would be materially detrimental to the interests of any Group Company or of the business of any Group Company in any relevant jurisdiction.

6.3	Whether or not the Seller serves a notice under paragraph 6.1 the Buyer shall consult with the Seller as soon as reasonably practicable with regard to any actual or proposed developments relating to the matter in question and upon request, and subject always to any confidentiality obligations or the preservation of any rights of legal privilege, provide the Seller with copies of all correspondence and documents in relation to that matter.

6.4	References in this paragraph 6 to any claim, action or demand against the Buyer or a Group Company include the assertion of any right to the same, including a right of termination.

7.	SELLER’S RIGHTS TO INFORMATION

If at any time after the date of this Agreement the Seller wishes to take out insurance against potential liabilities in respect of Warranty Claims, the Buyer shall and shall ensure that each Group Company shall:

7.1	allow the Seller and its duly authorised representatives and advisers access during normal business hours and on reasonable prior notice for the purposes of the relevant matter to the premises and personnel of the Buyer and each member of the Buyer’s Group and to any relevant records or information of the Buyer and each member of the Buyer’s Group, and shall permit the Seller and those representatives and advisers to make copies (at the Seller’s cost) of those records and information; and

7.2	(at the Seller’s cost) give the Seller and those representatives and advisers any other information and assistance which any of them may reasonably require in connection with the matter in question.

PROVIDED THAT, for the avoidance of doubt, and without limitation, nothing herein shall oblige the Buyer or any member of the Buyer’s Group to disclose any information protected by legal privilege or obligation of confidentiality.

8.	REMEDIES

8.1	The Buyer irrevocably and unconditionally waives any right it may have to rescind this Agreement for any misrepresentation, whether or not contained in this Agreement, and whether or not relating to any tax matter, or to terminate this Agreement for any other reason other than in accordance with its express terms.

8.2	The Buyer irrevocably and unconditionally waives any right it may have to sue the Seller or any of the Seller’s advisers for misrepresentation, whether in equity, tort or under the Misrepresentation Act 1967, in respect of any misrepresentation, whether or not contained in this Agreement. The Buyer’s sole remedy in respect of any such misrepresentation shall be an action for breach of contract under the terms of this Agreement if and to the extent that the misrepresentation in question constitutes a breach of the Warranties (including the Tax Warranties).

8.3	Without limiting clause 8.6 of this Agreement, nothing in this paragraph 8 shall limit the Seller’s liability for fraudulent misrepresentation or the remedies available to the Buyer for fraudulent misrepresentation.

9.	GENERAL

9.1	The Buyer shall not be entitled to recover any loss or amount more than once under this Agreement, the French Sale Agreement, the Italian Sale Agreement or any of the Seller’s Group Reorganisation Documents. For this purpose, recovery by the Buyer or any Group Company shall be deemed to be a recovery by each of them.

9.2	Nothing herein shall operate to reduce any obligations which the Buyer may have at law or in equity to mitigate any loss in respect of which a Warranty Claim (excluding, for the avoidance of doubt, a claim under clause 8.11.2) or Claim for any breach of any Tax Warranty arises.

9.3	The Buyer acknowledges that the Buyer’s Solicitors have explained to it the effect of paragraphs 8.1 and 8.2 and clause 22 (entire agreement) and accepts that those paragraphs and clause 22 are reasonable in all the circumstances.

SCHEDULE 6

NOT USED

SCHEDULE 7

Escrow Funds

1.	DEFINITIONS AND INTERPRETATION

1.1	In this schedule, the following words and expressions shall have the following meanings unless the context requires otherwise:

“Bank”	Lloyds TSB Bank plc of 39 Threadneedle Street, London EC2R 8AU;

“Claim”	any Warranty Claim or Tax Claim or claim under clause 8.11;

“Escrow Account”	an account to be opened at the Bank before Completion in the joint names of the Seller’s Solicitors and the Buyer’s UK Solicitors and any account replacing that bank account pursuant to the terms of the Escrow Instruction Letter;

“Escrow Agents”	the Seller’s Solicitors and the Buyer’s UK Solicitors or any replacements appointed pursuant to the terms of the Escrow Instruction Letter;

“Escrow Funds”	at any time, the aggregate sum at that time standing to the credit of the Escrow Account, including all interest on that sum, but excluding:

(a) any amounts which may be deducted from that sum in accordance with the Escrow Instruction Letter; and

(b) the aggregate amount in respect of which Joint Transfer Instructions have been given to the extent still standing to the credit of the Escrow Account;

“Escrow Instruction Letter”	the letter from the Buyer and the Seller to the Escrow Agents in the agreed form in relation to the operation of the Escrow Account;

“Joint Transfer Instruction”	a joint transfer instruction complying with the requirements of paragraph 2 of the Escrow Instruction Letter;

“Release Date”	the date falling 12 months after the Completion Date or such later date as the Seller and the Buyer may determine or, if any such date is not a Business Day, the next following Business Day; and

“Settled”	in respect of any Claim:

(a) agreed in writing by the Buyer to be abandoned; or

(b) settled by written agreement between the Seller and the Buyer; or

(c)     settled by the Buyer filing a notice of acceptance of a payment into court made by the Seller under Part 36 of the Civil Procedure Rules 1998 or by the Seller filing a notice of acceptance of an offer made by the Buyer under Part 36 of the Civil Procedure Rules 1998; or

(d)     the subject of a judgment or order made by a court of competent jurisdiction (or, if a judgment or order is made by such a court for damages to be assessed, the subject of an assessment of those damages); or

(e) the subject of an award of an arbitration tribunal, including an award for costs, but excluding a draft award or award in which no assessment of quantum is made,

and, for the purposes of this Agreement, a Claim may be Settled more than once, and “Settlement” shall be construed accordingly.

1.2	Capitalised terms and not defined in this schedule shall have the respective meanings given by clause 1.1 of this Agreement.

1.3	References in this schedule to a judgment, order, assessment or award are to a judgment, order, assessment or award in respect of which either no right of appeal lies or the time allowed for appeals has elapsed, ignoring any extensions of time which any court of competent jurisdiction may be empowered to grant.

2.	RELEASE OF MONEY

2.1	The Seller and the Buyer shall promptly and jointly give a Joint Transfer Instruction to the Escrow Agents whenever a Transfer Condition is satisfied instructing the Escrow Agents promptly to authorise the Bank to make the payment or payments specified in such Joint Transfer Notice. The amount to be inserted by the Buyer and Seller as the amount to be transferred pursuant to the Joint Transfer Instruction shall be:

2.1.1	to the Seller, the amount set out against the relevant Transfer Condition in column (B) of schedule 8 (together with all accrued interest on such amount), less any amount due to the Buyer in respect of any Claim which is Settled and which at that time has not been paid; and/or

2.1.2	to the Buyer, any amount due to the Buyer in respect of any Claim which is Settled to extent not then paid (it being agreed and acknowledged that any amounts due to the Buyer in respect of any Claim which is Settled shall be deducted pro rata from each of the remaining amounts set out against the Transfer Conditions in column (B) of schedule 8).

2.2	If the Escrow Agents do not receive any Joint Transfer Instructions before 5.30 p.m. on the Release Date, then, within five Business Days thereafter, the Buyer and the Seller shall give a Joint Instruction Notice to the Escrow Agents instructing the Escrow Agents promptly to authorise the Bank to pay the entire Escrow Funds to the Buyer.

2.3	If the Escrow Agents have received one or more Joint Transfer Instructions before 5.30 p.m. on the Release Date, then, within five Business Days thereafter, the Buyer and the Seller shall give a Joint Instruction Notice to the Escrow Agents instructing the Escrow Agents promptly to authorise the Bank to pay the entire Escrow Funds to the Buyer less the aggregate amount of all sums payable at the time to the Seller from the Escrow Account which have not been paid.

2.4	Once given under this paragraph, any Joint Transfer Instruction shall be irrevocable (and the payment amount shall be conclusive) except with the written consent of the Seller and the Buyer.

3.	GENERAL

3.1	For the purposes of this schedule, any notice or determination given by the Bank of the amount of interest paid on any sum in the Escrow Account shall be conclusive and final and binding on the parties for all purposes.

3.2

Any payment to be made to the Seller on satisfaction of the French Condition shall (to the extent not exceeding the consideration payable by French Newco for the assets sold pursuant to the French Sale Agreement) be made by the Buyer on behalf of French Newco in discharge of its obligation to pay the relevant amount of consideration and shall be received by the Seller on behalf of Banque Travelex S.A. Any payment to be made to the Seller on satisfaction of the Italian Condition shall (to the extent not exceeding the consideration payable by the Company for the assets sold pursuant to the Italian Sale Agreement) be made by the Buyer on behalf of the Company in discharge of its obligations to pay the relevant amount of consideration and shall be received by the Seller on behalf of Travelex Italia Limited. If the consideration payable for the assets sold pursuant to the French Sale Agreement or the Italian Sale Agreement exceeds the amount set against the relevant Transfer Condition in column (B) of schedule 8, then the parties shall co-operate in good faith to arrive at a means of putting them in the same economic position as if the consideration payable for the relevant assets was equal to the amount set against the relevant Transfer Condition in column (B) of schedule 8 and for the avoidance of doubt, in the event that the amounts payable under the French Sale Agreement or Italian Sale Agreement exceed amounts which can be applied and/or redirected out of the Escrow Funds, then the Seller shall pay any such excess to the Buyer subject to the Buyer fulfilling its obligations (or the obligations of any Group Company) to pay the consideration under the French Sale Agreement or the Italian Sale Agreement (as the case may be). If the consideration payable for the assets sold pursuant to the French Sale Agreement or the Italian Sale Agreement is less than the amount set against the relevant Transfer Consideration in column (B) of schedule 8, then the excess amount shall be added to the Escrow Consideration payable in respect of the Shares.

SCHEDULE 8

Transfer Conditions

(A) Transfer Conditions	(B) Amount of Escrow Consideration
Austrian Condition	€105,121
Belgian Condition	€239,724
Chinese Condition	€181,267
French Condition	€1,788,410
Italian Condition	€1,036,725
Philippines Condition	€341,813
Spanish Condition	€106,132
US Condition	€486,523
Total Escrow Consideration	€4,285,714

SCHEDULE 9

Completion Accounts

Part 1: Preparation of Completion Accounts and Consideration Adjustment

1.	DEFINITIONS

In this schedule 9, the following expressions shall have the following meanings:

“Cash Amount”	the amount of cash at bank as at close of business on the Completion Date as shown in the Completion Accounts (for the avoidance of doubt, cash at bank has been determined in the Pro-forma Completion Accounts in accordance with the accounting policies of the Company used in the Management Accounts);

“Completion Accounts”	a consolidated balance sheet of the business and economic entities included in the Management Accounts which, for the avoidance of doubt, shall be limited to the Business as at the Completion Date and a consolidated profit and loss account of the business and economic entities included in the Management Accounts which, for the avoidance of doubt, shall be limited to the Business for the period from 1 May 2006 to the Completion Date prepared in accordance with the accounting policies, principles, practices, evaluation rules and procedures, methods and bases adopted in preparation of the Pro-forma Completion Accounts, in each case using the format adopted for the balance sheet or profit and loss account (as the case may be) comprised within the Pro-forma Completion Accounts;

“Independent Accountants”	the independent firm of chartered accountants appointed under paragraph 5 of part 1 of this schedule 9;

“Completion Statement”	the statement of the Working Capital and the Cash Amount in the format set out in part 3 of this schedule 9;

“Pro-forma Completion Accounts”	the pro-forma consolidated balance sheet of the business and economic entities included in the Management Accounts which, for the avoidance of doubt, shall be limited to the Business and the pro-forma consolidated profit and loss account of the business and economic entities included in the Management Accounts which, for the avoidance of doubt, shall be limited to the Business prepared in accordance with the accounting policies, principles, practices, evaluation rules and procedures, methods and bases adopted in preparation of the Management Accounts, in each case using the format adopted for the balance sheet or profit and loss account (as the case may be) comprised within the Management Accounts and being annexed to this Agreement (for the purposes of illustration only) as Appendix 3; and

“Working Capital”	has the meaning given in part 2 of this schedule 9.

2.	COMPLETION ACCOUNTS

2.1	The Buyer shall ensure that a draft of the Completion Accounts is prepared as soon as possible after Completion and delivered to the Seller on or before the date falling 20 Business Days after Completion, together with the Completion Statement signed by the Buyer.

2.2	The draft Completion Accounts and the calculation of the Working Capital and the Cash Amount set out in the Completion Statement shall be deemed agreed by the Seller on the date falling 45 Business Days after the date on which those documents are first received by the Seller (or on such earlier date on which the Seller gives notice in writing to the Buyer of its agreement) and shall be final and binding on the parties for all purposes (and shall respectively constitute the Completion Accounts and the calculation of the Working Capital and the Cash Amount for the purposes of this Agreement), unless during that period the Seller gives notice in writing to the Buyer that it disagrees with the calculation of the Working Capital and the Cash Amount included in the Completion Statement such notice to include details of the areas in which the Seller is in disagreement.

2.3

If any notice is so served by the Seller during such 45 Business Day period, the Buyer and the Seller shall attempt in good faith to resolve any matters in dispute and agree a final form of Completion Accounts and the calculation of the Working Capital and the Cash Amount on or before the date falling 10 Business Days after the date on which the Buyer receives that notice. The Completion Accounts and the calculation of the Working Capital and the Cash Amount so agreed by them shall be final and binding on the parties for all purposes (and shall respectively constitute the Completion Accounts and the calculation of the Working Capital and the Cash Amount for the purposes of this Agreement). In the absence of agreement between the Buyer and the Seller within that time period, either party may instruct the Independent Accountants to deliver a determination of the matters in dispute and a calculation of the Working Capital and the Cash Amount and revised Completion Accounts adjusted only to take account of the matters determined by them. As so revised, the Completion Accounts shall then constitute the Completion Accounts for the purposes of this Agreement.

2.4	Each party shall promptly provide to the other or the other’s accountants or professional advisers (and to the Independent Accountants) all such documents and information as may reasonably be requested for the purpose of preparing or reviewing the Completion Accounts and the Completion Statement. The parties’ obligations under this paragraph shall, without limitation, extend to providing access to or copies of all working papers in their possession or under their control created in the course of the preparation and/or review of the Completion Accounts and/or Completion Statement, together (in the case of the Buyer in respect of any Group Company and, in the case of the Seller, in respect of any member of the Seller’s Group to the extent that such member undertakes the Business at Completion) with extracts from any relevant company’s accounting records to which the working papers relate or from which the working papers have drawn information, and access upon reasonable notice and during normal working hours to relevant personnel, and to relevant records and information within the possession or under the control, of the relevant party.

3.	PAYMENT OF ADDITIONAL CONSIDERATION

3.1	On the date falling five Business Days after the calculation of the Working Capital and the Cash Amount becomes final and binding on the parties in accordance with this Agreement:

3.1.1	if the Working Capital is greater than a negative sum of €900,000, the Buyer shall pay to the Seller an amount equal to the Cash Amount; or

3.1.2	if the Working Capital is less than a negative sum of €900,000, the Buyer shall pay to the Seller an amount equal to the sum of the Cash Amount less the Deficit.

For the avoidance of doubt, if the Deficit is greater than or equal to the Cash Amount, no payments shall be due pursuant to this paragraph 3.

3.2	For the purposes of this paragraph 3 the “Deficit” means the amount (if any) by which the Working Capital is less than a negative sum of €900,000.

All payments pursuant to this paragraph shall be made by telegraphic transfer of immediately available funds to the bank accounts specified in clause 11.

3.3	By way of example only, if the Working Capital is a negative sum of €800,000 it shall, for the purposes of this Agreement, be regarded as being greater than a negative sum of €900,000 and if the Working Capital is a negative sum of €950,000 it shall, for the purposes of this Agreement, be regarded as being less than a negative sum of €900,000 and the “Deficit” would be €50,000.

4.	INTEREST

Interest shall accrue on monies which are not paid when due under paragraph 3 of this schedule 9 from the due date for payment until the date of actual payment at the rate of 4 per cent above the base rate for the time being of Barclays Bank plc. Such interest shall accrue on a daily basis, both before and after judgment.

5.	APPOINTMENT OF INDEPENDENT ACCOUNTANTS

5.1	Any matters which this Agreement provides are to be determined by the Independent Accountants may be referred for determination by either the Seller or the Buyer to:

5.1.1	an independent firm of chartered accountants whose identity is agreed between the Seller and the Buyer and whose terms of engagement are agreed to and signed by the accountants, the Seller and the Buyer; or

5.1.2	if no such firm is agreed or no such terms of engagement are signed on or before the date falling 20 Business Days after the date on which a firm is first proposed by either party to the other for the purpose, such independent firm of chartered accountants on such terms of engagement as shall be chosen or (as the case may be) specified on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales. If either the Seller or the Buyer fails to sign such terms of engagement on or before the date falling five Business Days after the date on which such choice or (as the case may be) specification is made, Independent Accountants shall be deemed to have been appointed and to have determined the matter or matters to be referred to the Independent Accountants under this paragraph in favour of the party who has signed the terms of engagement.

5.2	The Independent Accountants:

5.2.1	shall act as experts and not as arbitrators;

5.2.2	shall decide on the procedure (subject to paragraph 2.3) and timetable to be followed in the determination (provided that, in any event, they shall give the Seller and the Buyer the opportunity of making such representations as they may reasonably require); and

5.2.3	shall be required only to determine those matters that this Agreement provides should be determined by them and deliver such determination and any calculation, statement or accounts required to be provided by them by this Agreement in writing to the parties on or before the date falling 20 Business Days after the date of the appointment of the Independent Accountants.

5.3	In the absence of fraud or manifest error, the decision of the Independent Accountants and any determination and any calculation, statement or accounts required to be provided by them by this Agreement shall be final and binding on the parties for all purposes. The fees and expenses of the Independent Accountants shall be paid by such party or parties as the Independent Accountants shall determine to be appropriate in their sole discretion. In default of a determination by the Independent Accountants as to fees and expenses, they shall be borne as to 50% by the Buyer and 50% by the Seller.

5.4	The Seller and the Buyer shall each use all reasonable endeavours to co-operate with the Independent Accountants and to enable them to reach their determination within the time period set by this Agreement including by co-operating with any timetable and procedure set by the Independent Accountants. In particular, the Seller and the Buyer shall each provide each other and the Independent Accountants with or with access to all such documents and information as are in their possession or under their control, and access to all relevant personnel upon reasonable prior notice and during normal working hours, as may from time to time be requested by the Independent Accountants in their absolute discretion. In the event that either the Seller or the Buyer does not co-operate with or grant access to or supply any document or information so requested within any time specified by the Independent Accountants, the Independent Accountants shall be entitled to make such assumptions for the purposes of making their determination (including any determination as to costs) as a result of that failure to co-operate, grant access or supply such document or information as they shall in their absolute discretion determine to be appropriate.

Part 2: Working Capital

1.	In this part 2 of schedule 9, the following letters have the following meanings:

“A”	=	the Cash Amount

“B”	=	Agent Receivables as shown in the Completion Accounts

“C”	=	Prepayments and Deposits as shown in the Completion Accounts

“D”	=	Other Debtors as shown in the Completion Accounts

“E”	=	Goodwill as shown in the Completion Accounts

“F”	=	Fixed Assets as shown in the Completion Accounts

“G”	=	Agent Payables as shown in the Completion Accounts

“H”	=	Payout Commitment as shown in the Completion Accounts

“I”	=	Deferred Investment Consideration as shown in the Completion Accounts

“J”	=	Other Creditors and Accruals as shown in the Completion Accounts

“K”	=	Working capital facility as shown in the Completion Accounts

“L”	=	Intercompany debt as shown in the Completion Accounts

2.	The Working Capital shall be a sum in euros equal to:

B + C + D – G – H – I – J

3.	For the avoidance of doubt, the calculation of the Working Capital shall exclude and not take into account A, E, F, K and L.

4.	The parties acknowledge that on the basis of the Pro-forma Completion Accounts:

4.1	the Working Capital would be a negative sum of €732,131; and

4.2	the Cash Amount would be a sum of €1,513,476.

Part 3: Completion Statement

To:	Travelex Limited
For the attention of: Company Secretary
65 Kingsway
London
WC2B 6TB

Dear Sirs

We refer to the agreement (“Agreement”) between Travelex Limited (1), Coinstar, Inc. (2) Travelex Group Limited dated [            ] 2006 providing for the sale to Coinstar, Inc. of the entire issued share capital of Travelex Money Transfer Limited.

We enclose a copy of the Completion Accounts (as defined in the Agreement) drawn up, in our opinion, in accordance with part 1 of schedule 9 of the Agreement.

On the basis of the Completion Accounts:

(a)	the Working Capital (as defined in the Agreement) is equal to [a negative][the] sum of €[•]; and

(b)	the Cash Amount (as defined in the Agreement) is equal to the sum of €[•].

for and on behalf of Coinstar, Inc.

EXECUTED AS A DEED	)
by TRAVELEX LIMITED acting by	) /s/ James Birch
JAMES BIRCH its duly authorised attorney	)

Director

Director/Secretary

EXECUTED AS A DEED	)
by COINSTAR, INC. acting by	) /s/ Stephen J. Verleye

Director

Director/Secretary

EXECUTED AS A DEED	)
by TRAVELEX GROUP LIMITED acting by	) /s/ James Birch
JAMES BIRCH its duly authorised attorney	)

Director

Director/Secretary